   As filed with the Securities and Exchange Commission on July 26, 1999

                                                  Registration No.   333 - 78743
                                                                     811 - 07689
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                         The One(R)Income Annuity(SM)

                                   FORM N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      X
                                                                  ---------
                       Pre-Effective Amendment No.    1
                                                     -----
                       Post-Effective Amendment No.  ___

                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                              Amendment No.    15
                                             ------

                PFL RETIREMENT BUILDER VARIABLE ANNUITY ACCOUNT
                          (Exact Name of Registrant)

                          PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road N.E.
                          Cedar Rapids, IA 52499-0001
             (Address of Depositor's Principal Executive Offices)
                 Depositor's Telephone Number: (319) 297-8468

                             Frank A.  Camp, Esq.
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-0001
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R.  Bellamy, Esq.
                       Sutherland Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2415

Approximate Date of Proposed Public Offering:  As soon as practicable after the
--------------------------------------------
effective date of the registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Single Premium Immediate Variable Annuity
------------------------------------
Contracts

                         THE ONE(R)
                 INCOME ANNUITY(SM)

                     Issued Through

             PFL RETIREMENT BUILDER
           VARIABLE ANNUITY ACCOUNT

                                 By

         PFL LIFE INSURANCE COMPANY


Prospectus
_____________________, 1999

This prospectus and the mutual fund     The immediate annuity contract has
prospectus give you important           fixed and variable payment options.
information about the contracts and     There are nine portfolios listed
the mutual funds. Please read them      below that you can you select from
carefully before invest and keep        if you choose to receive variable
them for future reference.              payments. You can choose any
                                        combination of fixed and variable
If you would like more information      payments. You bear the investment
about The One Income Annuity, a         risk if you choose variable
fixed and variable single premium       payments.
immediate annuity contract, you can
obtain a free copy of the Statement     ONE GROUP(R)INVESTMENT TRUST:
of Additional Information (SAI)            One Group(R) Investment Trust
dated ________________. Please call         Bond Portfolio
us at (800) 544-3152 or write us           One Group(R) Investment Trust
at: PFL Life Insurance Company,             Government Bond Portfolio
Financial Markets Division,                One Group(R) Investment Trust
Variable Annuity Department, 4333           Balanced Portfolio
Edgewood Road N.E., P.O. Box 3183,         One Group(R) Investment Trust
Cedar Rapids, Iowa, 52406-3183. A           Large Cap Growth Portfolio
registration statement, including          One Group(R) Investment Trust
the SAI, has been filed with the            Equity Index Portfolio
Securities and Exchange Commission         One Group(R) Investment Trust
(SEC) and is incorporated herein by         Diversified Equity Portfolio
reference. Information about the           One Group(R) Investment Trust
separate account can be reviewed            Mid Cap Growth Portfolio
and copied at the SEC's Public             One Group(R) Investment Trust
Reference Room in Washington, D.C.          Diversified Mid Cap Portfolio
You may obtain information about           One Group(R) Investment Trust
the operation of the public                 Mid Cap Value Portfolio
reference room by calling the SEC
at 1-800-SEC-0330. The SEC also         Please note that the contracts and
maintains a web site                    the underlying portfolios:
(http://www.sec.gov) that contains
the prospectus, the SAI, material       .  are not bank deposits or
incorporated by reference, and             deposits of BANK ONE
other information. The table of            CORPORATION;
contents of the SAI is included at
the end of this prospectus.             .  are not insured or guaranteed by
                                           the Federal Deposit Insurance
                                           Corporation or by any other
                                           federal or state governmental
                                           agency;

                                        .  are not endorsed by any bank or
                                           government agency; are not
                                           guaranteed to achieve their
                                           goal; and involve investment
                                           risk, including loss of premium.


                                         The Securities and Exchange
                                         Commission has not approved or
                                         disapproved these securities, or
                                         passed upon the adequacy of this
                                         prospectus. Any representation to
                                         the contrary is a criminal
                                         offense.

TABLE OF CONTENTS

GLOSSARY OF TERMS....................................             Annuity Payments..................................
                                                                  Transfers, Assignments or Exchanges of Policies...
SUMMARY..............................................             Possible Tax Law Changes..........................

EXPENSE TABLE........................................         7.  SURRENDER VALUE
                                                                  Surrenders........................................
EXAMPLES.............................................             Surrender Value...................................

1.  THE ANNUITY CONTRACT............................          8.  PERFORMANCE.......................................

2.  ANNUITY PAYMENTS................................          9.  DEATH BENEFIT.....................................
    Annuity Payment Dates...........................
    Payments Under the Contract.....................          10. OTHER INFORMATION.................................
    Fixed, Variable or Combination Payments.........              PFL Life Insurance Company........................
    Assumed Investment Rate (AIR)...................              The Separate Account..............................
    Payment Options.................................              Voting Rights.....................................
                                                                  Distributor of the Contracts......................
3.  PURCHASE........................................              Non-participating Contract........................
    Contract Issue Requirements.....................              Variations in Contract Provisions.................
    Premium Payment.................................              Year 2000 Matters.................................
    Allocation of Premium Payment...................              IMSA..............................................
    Variable Annuity Units..........................              Delay of Payments.................................
                                                                  Legal Proceedings.................................
4.  INVESTMENT CHOICES..............................              Financial Statements..............................
    The Separate Account............................
    Transfers.......................................          TABLE OF CONTENTS OF THE STATEMENT
                                                              OF ADDITIONAL INFORMATION..............................
5.  EXPENSES........................................
    Separate Account Charge.........................          APPENDIX A
    Expenses of the Portfolios......................          Historical Performance Data............................
    Premium Taxes...................................
    Other Taxes.....................................          APPENDIX B
    Surrender Value.................................          Additional Fund Information............................
    Transfer Fee....................................
                                                              APPENDIX C
6.  TAXES...........................................          Illustrations of Annuity Payment Values................
    Annuity Policies in General.....................
    Qualified and Nonqualified Policies.............
    Withdrawals - Nonqualified Policies.............
    Withdrawals - Qualified Policies................
    Withdrawals - 403(b) Policies...................
    Diversification and Distribution Requirements...
    Taxation of Death Benefit Proceeds..............

No one is authorized to give any information or to make any representations that are not in this prospectus and the SAI (or any sales literature approved by PFL). You should rely only on the information contained in these documents. The contracts are not available in all states. This prospectus is not an offer anywhere that would be unlawful.

GLOSSARY OF TERMS

Annuitant and Secondary Annuitant--     Payee--The person or entity to whom
The person upon whose life the          annuity payments are paid.
annuity payments are based. For
joint options, annuity payments are     Payment Date--The date an annuity
based upon the lives of both the        payment is paid to the payee. We
annuitant and secondary annuitant.      may require evidence that any
Either the annuitant or the             annuitant(s) and/or payee is/are
secondary annuitant generally must      alive on the payment date.
be no older than 80 years of age on
the contract issue date.                Separate Account--PFL Retirement
                                        Builder Variable Annuity Account.
Annuity Payments--Payments made by
us to the payee pursuant to the         Subaccount--The investment options
payment option chosen. Annuity          or divisions of the separate
payments may be either fixed or         account. Each subaccount invests in
variable or a combination of both.      a different portfolio of the funds.
                                        We may make additional subaccounts
Assumed Investment Return or AIR--      available in the future.
The annual effective rate shown in
the contract specifications section     Successor Owner--The person named
of the contract that is used in the     by the owner to whom ownership of
calculation of each variable            the contract passes upon the
annuity payment.                        owner's death. If the owner is also
                                        the annuitant, the annuitant's
Beneficiary(ies)--The person(s) who     beneficiary is entitled to the
may receive death proceeds or           death proceeds of the contract. If
guaranteed payments under this          no person is named, the owner's
contract when there is no longer a      estate shall be deemed the
living annuitant (or last annuitant     successor owner.
for joint options).
                                        Valuation Day--Each day the New
Contract Issue Date--The date the       York Stock Exchange is open for
contract becomes effective. This        trading. The determination of the
will be stated in the contract.         variable annuity unit value is made
Generally, the date the initial         at the end of each valuation day.
premium is allocated to the
separate account.                       Variable Annuity Unit--Variable
                                        annuity payments are expressed in
Net Investment Factor--A unit of        terms of variable annuity units,
measure used to reflect the change      the value of which fluctuates in
in variable annuity unit values in      relation to the selected
a subaccount from one valuation         subaccounts.
period to the next valuation
period.                                 Variable Annuity Payment
                                        Calculation Date--The date, no more
Owner(s)--"You," "your," and            than seven business days before
"yours." The person or entity named     each payment date, when the amount
in the contract specifications          of the variable annuity payment is
section who may, while any              determined. If the New York Stock
annuitant is living, exercise all       Exchange is closed on a variable
rights granted by the contract. The     annuity payment calculation date,
annuitant must be the owner, if the     we will determine the amount of
contract is a qualified contract.       annuity income on the next day it
If there is a secondary annuitant,      is open.
he or she may also be an owner
(except for a qualified contract,
where only one owner is permitted).
The secondary annuitant is never
required to be an owner.

SUMMARY                                 4.   INVESTMENT CHOICES

The sections in this summary            You choose between fixed or
correspond to sections in this          variable annuity payments, or a
prospectus, which discuss the           combination of both. If you choose
topics in more detail. Words            variable annuity payments you must
printed in italics in this              also select one or more of the
prospectus are defined in the           following portfolios described in
Glossary.                               the One Group(R) Investment Trust
                                        prospectus:
1.   THE ANNUITY CONTRACT
                                        One Group(R) Investment Trust Bond
The Fixed and Variable Single            Portfolio
Premium Immediate Annuity Contract      One Group(R) Investment Trust
offered by PFL Life Insurance            Government Bond Portfolio
Company (PFL, we, us or our) is a       One Group(R) Investment Trust Balanced
contract between you, as the owner,      Portfolio
and PFL, an insurance company. The      One Group(R) Investment Trust Large
contract is intended to provide a        Cap Growth Portfolio
stream of income for life or for a      One Group(R) Investment Trust Equity
specific period of time you select.      Index Portfolio
                                        One Group(R) Investment Trust
2.   ANNUITY PAYMENTS                    Diversified Equity Portfolio
                                        One Group(R) Investment Trust Mid Cap
Annuity payments may be either          Growth Portfolio
fixed, variable or a combination of     One Group(R) Investment Trust
fixed and variable. We guarantee         Diversified Mid Cap Portfolio
the amount of fixed annuity             One Group(R) Investment Trust Mid Cap
payments. We do not, however,            Value Portfolio
guarantee the amount of variable
annuity payments. Variable annuity      Your variable annuity payments may
payment amounts are determined by       go up or down with the investment
the investment performance of the       performance of any of these
subaccounts you select.                 portfolios. You bear this
                                        investment risk.
Annuity payments may be scheduled
for either monthly or quarterly         You may transfer amounts within the
payments. Semiannual and annual         various subaccounts. You may also
payments are available only with        transfer amounts from variable to
our approval.                           fixed annuity payments at any time.
                                        If you do, then the payment option
We recommend using electronic funds     for the fixed annuity payments will
transfer (EFT) whenever possible.       be a continuation of the payment
                                        option currently applicable to
3.   PURCHASE                           variable annuity payments.
                                        Transfers from fixed to variable
You purchase this contract with a       annuity payments are not permitted.
single premium. You cannot make         We may charge a fee for excessive
additional premium payments. The        transfers (we currently do not
minimum premium is $25,000,             charge for transfers).
although we can accept a smaller
premium if we want.                     5.   EXPENSES

You may return your contract for a      There is a separate account charge
refund within 10 days after you         of 1.15% annually of average daily
receive it. The amount of the           net assets if you allocate $50,000
refund will generally be the            or more to variable annuity
premium plus or minus the               payments; if you allocate less than
investment performance of the           $50,000 to variable annuity
subaccounts to which your premium       payments the separate account
was allocated, if any.                  charge is 1.35%. This charge will
                                        not increase and does not apply to
We will generally pay the refund        fixed annuity payments.
within 7 days after we receive
written notice of cancellation and      Each portfolio has investment
the returned contract. The contract     management and other fees charged
will then be deemed void. In some       directly to it. In 1998, these
states you may have more than 10        ranged from 0.55% to 1.00% annually
days, or receive a refund of more       of average daily net assets.
(or less) than the amount described
above.                                  In some states, a charge for
                                        applicable premium taxes ranging
                                        from 0% to 3.5% is deducted from
                                        the premium when paid.

6.   TAXES                              9.   DEATH BENEFIT

You are taxed on the part of your       Some payment options provide a
annuity payment considered income.      death benefit in the event the
Annuity payments from nonqualified      annuitant dies after annuity
contracts may be considered partly      payments begin or if an owner or
a return of your investment in the      annuitant dies before annuity
contract so that part of each           payments begin.
payment would not be taxable as
income. Annuity payments from           10.   OTHER INFORMATION
qualified contracts are generally
considered as all taxable income.       This section of the prospectus
                                        contains information on:
7.   SURRENDER VALUE
                                        .     PFL Life Insurance Company
You do not have access to your
money and cannot surrender any of       .     The Separate Account
your contract unless you select
either the Certain Only payment         .     Voting Rights
option or Life with Emergency
Cash(SM) payment option. No other       .     Distributor of the Contracts
payment option allows surrenders.
If you elect the Certain Only           .     Non-participating Contracts
payment option you may surrender
the present value of the remaining      .     Variations of Contract Provisions
payments. If you select the Life
with Emergency Cash(SM) payment         .     Year 2000 Matters
option, we will provide you with a
Life with Emergency Cash(SM) benefit    .     IMSA
schedule that will allow you to
determine how much is available to      .     Delay of Payments
surrender. For either option, the
amount you surrender must be at         .     Legal Proceedings
least 25% of the full surrender
value.                                  .     Financial Statements

Surrenders may have adverse tax         Inquiries
consequences. You should consult
with your tax advisor before            If you need more information,
requesting a surrender.                 please contact us at:

8.   PERFORMANCE                           Administrative and Service Office
                                           Financial Markets Division
The amount of your variable annuity        Variable Annuity Department
payments will vary up or down              PFL Life Insurance Company
depending upon the investment              4333 Edgewood Road N.E.
performance of the subaccounts you         P.O. Box 3183
choose. We provide historical, or          Cedar Rapids, IA 52406-3183
past, performance information for          (800) 525-6205
the portfolios (adjusted to reflect
the separate account charge) in
Appendix A and in the Statement of
Additional Information. This data
is not intended to indicate future
performance.

==================================================================================================================================

                                                           EXPENSE TABLE
==================================================================================================================================
                                                                                  Separate Account Annual Expenses
               Contract Owner Transaction Expenses                            (as a percentage of average net assets)

=============================================================== ==================================================================
Sales Load charged to premium..........................   None      Separate Account Charge:
                                                                    -----------------------
Annual Contract Administration Charge..................   None      Mortality and Expense Risk Charge....................    1.20%
Transfer Fee (for first six transfers in any contract               (This charge is 1.00% if you allocate $50,000 or
year) (1)..............................................   None      more to variable annuity payments)...................
Surrender Charge.......................................   None      Administration Charge................................    0.15%
                                                                                                                             -----
   There is no surrender charge with respect to                    Total.................................................   1.35%
   variable annuity payments under the contract.
   For an explanation of the surrender value, see "SURRENDER VALUE".
==================================================================================================================================

                                                   Portfolio Annual Expenses /(2)/
                            (as a percentage of average net assets and after expense reimbursements)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Total Portfolio
                                                                          Management         Other               Annual
    Portfolio                                                                Fees           Expenses            Expenses
----------------------------------------------------------------------------------------------------------------------------------
    Bond Portfolio/(3)/ /(4)/                                               0.47%           0.28%                0.75%
----------------------------------------------------------------------------------------------------------------------------------
    Government Bond Portfolio/(3)/                                          0.42%           0.33%                0.75%
----------------------------------------------------------------------------------------------------------------------------------
    Balanced Portfolio                                                      0.70%           0.30%                1.00%
----------------------------------------------------------------------------------------------------------------------------------
    Large Cap Growth Portfolio                                              0.65%           0.28%                0.93%
----------------------------------------------------------------------------------------------------------------------------------
    Equity Index Portfolio/(3)/                                             0.00%           0.55%                0.55%
----------------------------------------------------------------------------------------------------------------------------------
    Diversified Equity Portfolio/(3)/ /(4)/                                 0.70%           0.25%                0.95%
----------------------------------------------------------------------------------------------------------------------------------
    Mid Cap Growth Portfolio                                                0.65%           0.32%                0.97%
----------------------------------------------------------------------------------------------------------------------------------
    Diversified Mid Cap Portfolio/(3)/ /(4)/                                0.73%           0.22%                0.95%
----------------------------------------------------------------------------------------------------------------------------------
    Mid Cap Value Portfolio/(3)/ /(4)/                                      0.71%           0.24%                0.95%
----------------------------------------------------------------------------------------------------------------------------------

/(1)/ There is currently no charge for any transfers, although PFL reserves the right to charge $15 for each transfer in excess of six per year.

/(2)/ The fee table information relating to the portfolios is for 1998 and was provided to PFL by Nationwide Advisory Services, Inc., the administrator for One Group Investment Trust, and PFL has not independently verified such information. Expenses may be higher or lower than these 1998 expenses.

/(3)/ In the absence of management fee waiver, management fees, other expenses, and total portfolio annual expenses, respectively, would be: Bond Portfolio 0.60%, 0.28% and 0.88%; Government Bond Portfolio 0.45%, 0.33% and 0.78%; Equity Index Portfolio 0.30%, 0.83% and 1.13%; Diversified Equity Portfolio 0.74%, 0.25% and 0.99%; Diversified Mid Cap Portfolio 0.74%, 0.22% and 0.96%; Mid Cap Value Portfolio 0.74%, 0.24% and 0.98%.

/(4)/ Expenses shown are based on estimated expenses for the current fiscal year.

EXAMPLES

The following examples indicate the     .    there are no premium taxes;
expenses you would pay in various
situations, based on actual             .    there are no transfers;
portfolio expenses for 1998, and
the following assumptions:              .    the entire premium is
                                             allocated to each subaccount;
 .    a $1,000 investment (and,               and the annuitant is a 65 year
     therefore, a 1.35% separate             old male.
     account charge);
                                        (Any different assumption(s) would
 .    a 5.0% annual return on            result in different expenses.)
     assets;

 .    monthly payments;

 .    a 3.5% assumed investment
     return;


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Single Life Annuity
                                                Single Life Annuity           20 Year Certain Only       with Emergency Cash(SM) and
                                               (the contract cannot be      Annuity and the contract    the contract is surrendered
                                                    surrendered)               is not surrendered
                                                 -----------------------------------------------------------------------------------
                                                 1 Year       3 Years         1 Year        3 Years        1 Year        3 Years
Subaccounts
------------------------------------------------------------------------------------------------------------------------------------
Bond Portfolio                                   $20            $59            $20           $59            $20           $58
------------------------------------------------------------------------------------------------------------------------------------
Government Bond Portfolio                        $20            $59            $20           $59            $20           $58
------------------------------------------------------------------------------------------------------------------------------------
Balanced Portfolio                               $23            $65            $23           $65            $23           $65
------------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth Portfolio                       $22            $64            $22           $64            $22           $63
------------------------------------------------------------------------------------------------------------------------------------
Equity Index Portfolio                           $18            $53            $18           $53            $18           $53
------------------------------------------------------------------------------------------------------------------------------------
Diversified Equity Portfolio                     $22            $64            $22           $64            $22           $64
------------------------------------------------------------------------------------------------------------------------------------
Mid Cap Growth Portfolio                         $23            $65            $23           $65            $22           $64
------------------------------------------------------------------------------------------------------------------------------------
Diversified Mid Cap Portfolio                    $22            $64            $22           $64            $22           $64
------------------------------------------------------------------------------------------------------------------------------------
Mid Cap Value Portfolio                          $22            $64            $22           $64            $22           $64
------------------------------------------------------------------------------------------------------------------------------------

The above tables will assist you in     The examples are not a
understanding the costs and             representation of past or future
expenses of the contract and the        expenses. Actual expenses may be
underlying funds that you will          more or less than those shown.
bear, directly or indirectly. The
expense table assumes that your         Financial Information. The
entire premium is allocated to the      ---------------------
separate account; therefore, it         subaccounts had not commenced
reflects expenses of the separate       operations as of December 31, 1998,
account as well as the underlying       therefore there is no condensed
portfolios.                             financial information to report as
                                        of the date of this prospectus.
The tables do not reflect any
deductions for taxes. Any
applicable premium taxes are
deducted from the premium when you
buy the contract.

1.   THE ANNUITY CONTRACT               We will not pay interest on amounts
                                        represented by uncashed annuity
This prospectus describes The One       payment checks if the postal or
Income Annuity. This is a single        other delivery service is unable to
premium immediate annuity contract      deliver checks to the payee's
offered by PFL Life Insurance           address of record. Uncashed
Company.                                variable annuity payments will not
                                        participate in the performance of
An annuity is a contract between        the portfolios. The payee is
you, the owner, and an insurance        responsible for keeping us informed
company (in this case PFL), where       of their current address of record.
the insurance company promises to
pay you an income in the form of        Fixed, Variable or Combination Payment
annuity payments. You choose the
frequency of these payments and the     You allocate your premium between
first annuity payment date.             fixed and variable payments under a
                                        payment option when you buy the
You can use the contract to provide     contract. You may choose all fixed,
periodic payments over your             all variable or a combination of
lifetime or some other specific         fixed and variable annuity
period of time you select.              payments.

The contract is "fixed and              Any portion of your premium
variable" because you can allocate      allocated to a fixed payment option
your premium between fixed and          will always remain allocated to
variable annuity payments. The          fixed annuity payments. However,
amount of the fixed annuity             you may transfer from variable
payments will not vary and are          annuity payments to fixed annuity
guaranteed by PFL. The amount of        payments at any time.
the variable annuity payments will
vary depending on the investment        If you choose a combination of
performance of your investment          fixed and variable annuity
choices.                                payments, a portion of your annuity
                                        payments will be fixed and a
It is a "single premium" contract       portion will vary according to the
because you purchase it with a          investment experience of the
single premium. You cannot pay          portfolios underlying the
additional premiums.                    subaccounts. We will guarantee the
                                        dollar amount of any fixed portion
The contract is an "immediate"          of each annuity payment; however,
contract because the annuity            the amount of the variable annuity
payments must generally begin           payments will depend upon the
within 30 days.                         investment experience of the
                                        portfolios underlying the
2.   ANNUITY PAYMENTS                   subaccounts and is not guaranteed.

Annuity Payment Dates                   Under certain joint and survivor
                                        payment options, the annuity
We provide annuity payments to the      payments decrease upon the death of
payee on each payment date. You         the annuitant or secondary
select either a monthly or              annuitant (as described for payment
quarterly payment frequency when        options 5, 6, 8, and 9) whether
you purchase the contract. Payments     they are fixed or variable.
will generally be made by
electronic funds transfer. Semi-        Assumed Investment Return (AIR)
annual or annual payment
frequencies and other disbursement      The assumed investment return you
options may be available, if we         choose is used in the calculation
approve. The first payment date is      of variable annuity payments.
typically 30 days after the
contract issue date. All subsequent     IF:
payment dates will generally be on
the same day of the month as the        .  the performance of the
first payment date.                        applicable subaccounts after all
                                           expenses is equal to the AIR on
Payments Under the Contract                a modal basis;

We usually make payments within         THEN:
seven days of the payment date or
receipt of all applicable written       .  the variable annuity payments will
notices and/or proofs of death.            remain constant.

                                                      * * *

IF:                                     guaranteed years, if any. You
                                        cannot change the payment option
 .  the performance of the               and guarantee period after we issue
   subaccounts after all expenses       the contract. Please note that
   exceeds the AIR on a modal           generally you can only select one
   basis;                               payment option. We currently offer
                                        the options described below.
THEN:
                                        The amount of variable annuity
 .  the variable annuity payments        payments will depend on the
   will increase.                       investment performance of the
                                        portfolio(s) you select. The number
              * * *                     of annuity payments may depend on
                                        how long the annuitant or a
IF:                                     secondary annuitant, if any, lives.
                                        Therefore, the sum of annuity
 .  the performance of the               payments may be less than the
   subaccounts after all expenses is    premium (except for option 10--Life
   less than the AIR on a modal basis;  Annuity with Premium Refund
                                        Payments).
THEN:

 .  the variable annuity payments will   1. Certain Only Annuity. This
   decrease.                               --------------------
                                        option provides annuity payments
              * * *                     for a guaranteed period (10-30
                                        years). You choose the guaranteed
A "modal basis" refers to the           period. If the annuitant dies prior
frequency of payments. For example,     to the last guaranteed payment
for monthly payments to increase,       date, we will either:
the performance of the subaccounts
must exceed the monthly equivalent      .  continue payments as they become
AIR; for quarterly payments to             due; or
increase, the performance of the        .  pay the present value of the
subaccounts must exceed the                remaining guaranteed payments
quarterly equivalent AIR.                  in a lump sum to the
                                           beneficiary when we receive
You choose either a 3.5% AIR or a          due proof of the annuitant's
5% AIR.                                    death.

IF:                                     No additional payments will be made
                                        under this option after all the
 .  you choose a 5% AIR instead of a     guaranteed payments have been made.
   3.5% AIR;
                                        If the lump sum death benefit is
THEN:                                   chosen and the payments under this
                                        option are variable, the present
 .  you will receive a higher            value of the remaining guaranteed
   initial payment; and                 payments is calculated as of the
                                        date we receive written notice of
 .  payments will increase less          the annuitant's death, using the
   during periods of good               AIR you chose when the contract was
   investment performance (i.e.,        issued. If the payments under this
   when investment performance          option are fixed, the present value
   exceeds the AIR) and decrease        of the remaining guaranteed
   more during periods of poor          payments is calculated using
   investment performance (i.e.,        interest rates (determined by PFL)
   when investment performance is       in effect on the date we receive
   below the AIR).                      due proof of death.

              * * *                     Under this option, you, as the
IF:                                     owner, can make full or partial
                                        surrenders from the contract prior
 .  you choose a 3.5% AIR instead of     to the last guaranteed payment
   a 5% AIR;                            date. Any surrender must be at
                                        least 25% of the full surrender
THEN:                                   value. A partial surrender will
                                        reduce all future payments.
 .  you will receive a lower initial
   payment; and                         See "SURRENDER VALUE."

 .  payments will increase more          You should consult a tax advisor
   during periods of good               before requesting a full or partial
   investment performance (i.e.,        surrender.
   when investment performance
   exceeds the AIR) and decrease        2. Single Life Annuity. This option
   less during periods of poor             -------------------
   investment performance (i.e.,        provides annuity payments for the
   when investment performance is       annuitant's lifetime, no matter how
   below the AIR).                      long that may be. The final payment
                                        will be the payment made

See Appendix B for an illustration
of the difference in the two AIRs.

Payment Options

You select the payment option and
the number of
immediately prior to the death of       If the secondary annuitant dies
the annuitant. No additional            before the annuitant, we will
payments will be made after the         continue to make annuity payments
annuitant dies.                         as they are due, and the amount of
                                        the annuity payments will not go
This option offers you the highest      down due to the death.
level of annuity payments, due to
the risk that only one annuity          No surrenders are permitted under
payment will be made if the             this option.
annuitant dies before the second
payment date.                           6. Joint and Last Survivor Life
                                        Annuity. This option provides
No surrenders are permitted under       annuity payments for the
this option.                            annuitant's and secondary
                                        annuitant's lifetimes. Payments are
                                        higher while both annuitants are
3. Single Life Annuity with Period      living and decrease upon the death
   -------------------------------      of either the annuitant or the
Certain. This option provides           secondary annuitant. The final
-------                                 annuity payment will be the one
annuity payments for a guaranteed       made immediately before the death
period (5 to 30 years) or for the       of the last surviving annuitant. No
life of the annuitant, whichever is     additional annuity payments will be
later. The final annuity payment        made after the death of both
will be the later of either the         annuitants.
last guaranteed payment or the
scheduled annuity payment               Upon the first death, the amount of
immediately prior to the                the fixed annuity payments will be
annuitant's death. If the annuitant     reduced to a percent you select:
dies prior to the last guaranteed       either 50%, 66.67% or 75%. For
payment date, we will make payments     variable annuity payments, the
to the beneficiary when we receive      number of variable annuity units
due proof of the annuitant's death.     will also be reduced to 50%, 66.67%
No additional payments will be made     or 75%.
if the annuitant dies after all
guaranteed payments have been made.     No surrenders are permitted under
                                        this option.
No surrenders are permitted under
this option.                            7. 100% Joint and Survivor Life
                                           ----------------------------
4. 100% Joint and Survivor Life         Annuity with Period Certain. This
   ----------------------------         ---------------------------
Annuity. This option provides           option provides annuity payments
-------                                 for a guaranteed period (5-30
annuity payments for the annuitant      years) or for the annuitant's and
and the secondary annuitant's           joint annuitant's lifetimes,
lifetimes. After the death of           whichever is later. The final
either the annuitant or the             annuity payment will be the later
secondary annuitant, we will            of the last guaranteed payment or
continue to provide the full amount     the annuity payment made
of annuity payments to the              immediately prior to the last
survivor. Annuity payments stop         surviving annuitant's death. No
when both the annuitant and the         additional payments will be made if
secondary annuitant die.                both annuitants die after all
                                        guaranteed payments have been
                                        made.
No surrenders are permitted under
this option.                            If both annuitants die prior to the
                                        last guaranteed payment date, we
5. Joint and Survivor Life Annuity      will continue to make guaranteed
   -------------------------------      payments to the beneficiary as they
with Reduced Annuity Payments to        become due for the remainder of the
--------------------------------        guaranteed period.
the Secondary Annuitant. This
-----------------------                 No surrenders are permitted under
option is similar to option 4           this option.
above, except that annuity payments
are higher while both the annuitant     8. Joint and Survivor Life Annuity
and the secondary annuitant are            -------------------------------
living, and then are lower if the       with Period Certain and Reduced
annuitant dies before the secondary     -------------------------------
annuitant. The final annuity            Annuity Payments to the Secondary
payment will be the one made            ---------------------------------
immediately before the last             Annuitant. This option is similar
surviving annuitant's death. No         ---------
additional annuity payments will be     to option 7 above, except that
made after the death of both            annuity payments are higher while
annuitants.                             both the annuitant and the
                                        secondary annuitant are living, and
If the annuitant dies before the        then are lower if the annuitant
secondary annuitant, the amount of      dies before the secondary annuitant
                         ------         and after the
the fixed annuity payments will be
reduced to the percent you select:
either 50%, 66.67% or 75%. For
variable annuity payments, the
number of variable annuity units
------
will also be reduced to 50%, 66.67%
or 75%.

guaranteed period. The final            We will pay the premium refund
annuity payment will be the later       benefit to the beneficiary if, at
of the last guaranteed payment or       the date of the annuitant's death,
the annuity payment made                the sum of all the annuity payments
immediately prior to the last           made is less than the premium. The
surviving annuitant's death. No         premium refund benefit will be the
additional payments will be made if     premium less the sum of the
both annuitants die after all           previously distributed variable and
guaranteed annuity payments have        fixed annuity payments.
been made.
                                        No surrenders are permitted under
If the annuitant dies before the        this option.
secondary annuitant and after the
guaranteed period, the amount of        11. Single Life Annuity with
the fixed annuity payments will be          ------------------------
reduced to the percent you select:      Emergency Cash(SM). This option
either 50%, 66.67% or 75%. For          ------------------
variable annuity payments, the          provides annuity payments for the
number of variable annuity units        annuitant's lifetime. You can only
will also be reduced to 50%, 66.67%     receive variable payments under
or 75%.                                 this option. With the Life with
                                        Emergency Cash(SM) feature, you are
If the secondary annuitant dies         able to surrender all or a portion
before the annuitant, we will           of the Life with Emergency Cash(SM)
continue to make annuity payments       benefit. The Life with Emergency
as they are due, and the amount of      Cash(SM) benefit will continue
the annuity payments will not go        through age 100 of the annuitant.
down due to the death.

No surrenders are permitted under       The amount you surrender must be at
this option.                            least 25% of the Life with
                                        Emergency Cash(SM) benefit. We will
9. Joint and Last Survivor Life         provide you with a Life with
   ----------------------------         Emergency Cash(SM) benefit schedule
Annuity with Period Certain. This       as a rider to the contract that
---------------------------             will assist you in determining the
option provides annuity payments        amount you have available to
for a guaranteed period (5-30           surrender.
years) or for the annuitant's and
secondary annuitant's lifetimes,        The Life with Emergency Cash(SM)
whichever is later. Payments are        benefit is also a death benefit
higher while both annuitants are        that is paid upon the death of the
living and decrease after the           annuitant.
guarantee period upon the death of
either the annuitant or the             For qualified contracts the death
------               --                 benefit ceases at the date the
secondary annuitant. The final          annuitant reaches the IRS age
annuity payment will be the later       limitation (determined at the
of the last guaranteed payment or       contract issue date).
the annuity payment made
immediately prior to the last           See "SURRENDER VALUE."
surviving annuitant's death. No
additional annuity payments will be     You should consult a tax advisor
made after the death of both            before requesting a full or partial
annuitants.                             surrender.

Upon the first death after the          12. Joint and Survivor Life Annuity
guaranteed period (or the end of            -------------------------------
the guaranteed period if the first      with Emergency Cash(SM). This option
death occurred prior thereto), the      -------------------
amount of the fixed annuity             provides annuity payments to the
------                                  annuitant and the secondary
payments will be reduced to a           annuitant while both are living.
percent you select: either 50%,         You can only receive variable
66.67% or 75%. For variable annuity     payments under this option. After
payments, the number of variable        the death of either the annuitant
              ------                    or the secondary annuitant, we will
annuity units will also be reduced      continue to provide the full amount
to 50%, 66.67% or 75%.                  of annuity payments to the
                                        survivor. With the Life with
No surrenders are permitted under       Emergency Cash(SM) feature, you are
this option.                            able to surrender all or a portion
                                        of the Life with Emergency Cash(SM)
10. Life Annuity with Premium           benefit. The Life with Emergency
    -------------------------           Cash(SM) benefit will continue
Refund Payment. This option             through age 100 of the younger of
--------------                          the annuitant and the secondary
provides annuity payments for the       annuitant.
annuitant's lifetime. The final
annuity payment will be either the
payment made immediately prior to
the annuitant's death or the
premium refund benefit.

The amount you surrender must be at     The minimum premium for a contract
least 25% of the Life with              is $25,000. Amounts less than
Emergency Cash(SM) benefit. We will     $25,000 may be accepted with
provide you with a Life with            approval from our home office. You
Emergency Cash(SM) benefit schedule     cannot make additional premium
as a rider to the contract that         payments.
will assist you in determining the
amount you have available to            You will allocate the premium to
surrender.                              variable, fixed, or to a
                                        combination of variable and fixed
The Life with Emergency Cash(SM)        payment options. We apply your
benefit is also a death benefit         premium to the contract within two
that is paid upon the death of the      business days after receipt (at the
last annuitant. We will provide a       Administrative and Service Office)
Life with Emergency Cash(SM) benefit    of the later of the premium and a
schedule as a rider to the              properly completed order form.
contract.
                                        If the order form is incomplete, we
For qualified contracts the death       will request the necessary
benefit ceases at the date of the       information. If the information is
IRS joint age limitation                not provided within five days, we
(determined at the contract issue       will return the premium unless we
date.)                                  obtain your specific consent to let
                                        us keep it until the order form is
See "SURRENDER VALUE."                  completed.

You should consult a tax advisor        The date we credit the premium and
before requesting a full or partial     issue the contract is called the
surrender.                              contract issue date. On the
                                        contract issue date, we allocate
Other payment options may be made       the premium (net of any premium tax
available.                              deduction) as you specify in the
                                        order form.
PLEASE NOTE CAREFULLY THAT IF:
 .  you choose a Single Life             You should make checks for premium
   Annuity, 100% Joint and              payments payable only to PFL Life
   Survivor Life Annuity, Joint         Insurance Company and send them to
   and Survivor Life Annuity with       the Administrative and Service
   Reduced Annuity Payments to          Office. Your check must be honored
   the Secondary Annuitant, or          in order for us to pay any
   Joint and Last Survivor              associated payments and benefits
   Annuity; and                         due under the contract.

 .  the annuitant(s) dies before the     Allocation of Premium Payment
   due date of the second annuity
   payment;                             We will invest the amount of your
                                        premium that you allocate to the
THEN:                                   subaccounts of the separate account
                                        in the designated subaccount(s) on
 .  we may make only the one             the contract issue date. You must
   payment.                             allocate percentages that are whole
                                        numbers, not fractions. Your
Please also note that the federal       allocations must equal 100%.
income tax laws may limit your
payment options where the contract      Variable Annuity Units
is used as a qualified contract.
                                        Any portion of your premium
3. PURCHASE                             allocated to the subaccounts will
                                        be used to purchase variable
Contract Issue Requirements             annuity units. We will determine
                                        the number of variable annuity
PFL will issue a contract only IF:      units based upon:

 .  PFL receives all information         .  the premium reduced by any
   needed to issue the contract; and       premium taxes,

 .  PFL receives your entire premium     .  the annuitant's age and sex (and
   payment.                                the age and sex of the secondary
                                           annuitant, if any),
Premium Payment
                                        .  the payment option you choose,

                                        .  the frequency of payments you
                                           choose,

                                        .  the AIR you choose,

 .  the first payment date, and               .   a per share credit or
                                                 charge for any taxes
 .  the variable annuity unit value               reserved for, which we
   of the subaccount(s) you                      determine to have resulted
   initially select.                             from the investment
                                                 operation of the
The number of variable annuity                   subaccount.
units allocated to each subaccount
will not change unless you transfer     (b)  is the net asset value of a
among the subaccounts, transfer              portfolio share held in that
from variable to fixed annuity               subaccount determined as of
payments or receive cash through a           the end of the immediately
surrender (if allowed). However, if          preceding valuation period;
you choose a joint and survivor              and
payment option and benefits are
reduced due to the death of one of      (c)  is an amount representing the
the annuitants, the number of                separate account charge (shown
variable annuity units will be               in the contract specifications
reduced at that time.                        section of the contract).

We calculate the amount of your         4.   INVESTMENT CHOICES
variable annuity payment on the
variable annuity payment                The Separate Account
calculation date by taking the          currently consists of nine
number of variable annuity units in     subaccounts.
each subaccount and multiplying
them by the variable annuity unit       The separate account currently consist
value of each subaccount. This
calculation is performed for each       The Underlying Portfolios. The
subaccount, and the sum of the          subaccounts invest in shares of the
subaccount calculations will equal      nine portfolios of the One Group
the amount of your variable annuity     Investment Trust. Banc One
payment.                                Investment Advisors Corporation, an
                                        indirect subsidiary of Bank One
                                        Corporation, provides investment
                                        advice for all of the underlying
The variable annuity unit value in      portfolios offered through this
a particular subaccount on any          contract. The following subaccounts
valuation day is equal to:              are currently offered:

 .  the variable annuity unit value      One Group(R) Investment Trust Bond
   for that subaccount on the           Portfolio
   immediately preceding valuation      One Group(R) Investment Trust
   day; multiplied by                   Government Portfolio
 .  the net investment factor for        One Group(R) Investment Trust
   that subaccount for the valuation    Balanced Portfolio
   period; multiplied by                One Group(R) Investment Trust
 .  the daily factor for the valuation   Large Cap Growth Portfolio
   period.                              One Group(R) Investment Trust
                                        Equity Index Portfolio
The daily factor for the valuation      One Group(R) Investment Trust
period (the period of time              Diversified Equity Portfolio
beginning at the close of business      One Group(R) Investment Trust Mid Cap
each valuation day and ending at        Growth Portfolio
the close of business on the next       One Group(R)Investment Trust
valuation day) is a discount factor     Diversified Mid Cap
that reflects the AIR. Please refer     One Group(R) Investment Trust Mid
to the Statement of Additional          Portfolio Cap Value Portfolio
Information.
                                        The general public may not purchase
The net investment factor used to       these underlying portfolios. The
calculate the variable annuity unit     investment objectives and policies
value for each subaccount for the       may be similar to other portfolios
valuation period is determined by       and mutual funds managed by the
dividing (a) by (b) and subtracting     same investment adviser or manager
(c) from the result, where:             that are sold directly to the
                                        public. You should not expect that
(a)  is the net result of:              the investment results of the other
                                        portfolios and mutual funds will be
     .   the net asset value of a       comparable to those of the
         portfolio share held in        underlying portfolios.
         that subaccount determined
         as of the end of the           Detailed information about the
         current valuation period,      underlying portfolios may be found
         plus                           in the current prospectus for the
                                        One Group(R) Investment Trust. This
     .   the per share amount of        includes a description of each
         any dividend or capital        portfolio's investment objectives,
         gain distributions made by     policies, and strategies.
         the fund for shares held
         in that subaccount if the
         ex-dividend date occurs
         during the valuation
         period, plus or minus

The prospectus is attached to this      Transfers from variable to fixed
prospectus. You should read             annuity payments may have tax
prospectus for the One Group(R)         consequences. You should consult a
Investment Trust carefully before       tax advisor before making a
you invest.                             transfer from variable to fixed
                                        annuity payments.
The investment objectives and
policies of certain portfolios are      You may not transfer from fixed to
similar to the investment               variable annuity payments.
objectives and policies of other
portfolios that may be managed by       Transfers are made using the
the same investment advisor or          variable annuity unit values for
manager. The investment results of      the end of the day when we receive
the portfolios, however, may differ     your request (that is, at the end
from the results of such other          of the valuation period during
portfolios. There can be no             which we receive your request).
assurance, and no representation is
made, that the investment results       You may transfer amounts among
of any of the portfolios will be        subaccounts by telephoning us or by
comparable to the investment            providing us with a notice you have
results of any other portfolio,         signed or an electronic notice that
even if the other portfolio has the     gives us the facts that we need.
same investment advisor or manager.

Investment allocation models are        We reserve the right to impose
offered in connection with this         transfer charges.
product at no charge. The models
may or may not achieve any desired      The percent of the allocation in
goals or protect against a loss.        each subaccount will change over
See the Statement of Additional         time with its investment
Information for further information     performance. You should
about the models.                       periodically review the allocations
                                        in light of market conditions and
                                        financial objectives.
See Appendix B for Additional Fund
Information.                            5.  EXPENSES

                                        The following are all the charges
                                        made under the contract.
Transfers
                                        Separate Account Charge
You may transfer all or a part of
the value of variable annuity           A daily charge is deducted from the
payments to fixed annuity payments      assets of each subaccount for our
by telephoning us or providing us       assumption of mortality and expense
with a notice you have signed or an     risks, and our administration
electronic notice that gives us the     expenses. If the amount you
facts that we need. If you transfer     allocate to variable annuity
from variable annuity payments to       payments is less than $50,000, a
fixed annuity payments, the fixed       daily mortality and expense risk
annuity payments will be a              charge will be deducted at an
continuation of the payment option      effective annual rate of 1.20%;
under which the variable annuity        otherwise, the mortality and
payments were being made, or a          expense risk charge will be 1.00%.
continuation of the fixed payment
option that may already exist.
                                         An administration expense charge
For example, if you received             will also be deducted daily from
variable annuity payments for two        the assets of each subaccount at an
years under a 10 Year Certain and        effective annual rate of 0.15%. We
Life Option and elect to transfer        guarantee that the mortality and
to fixed annuity payments, your          expense risk and administrative
payment option would be an 8 Year        charges will never increase.
Certain and Life Option. If your
variable payment option is Life          The mortality risk arises from our
with Emergency Cash(SM), the fixed       obligation to provide annuity
payment option will be Life only,        income for your life (and the life
Life with Premium Refund or Life         of the secondary annuitant, if any)
with Period Certain. The period          no matter how long that might be.
certain cannot be greater than the       The expense risk results from our
annuitant's remaining life               obligation to cover the cost of
expectancy determined at the             issuing and administering the
contract issue date. (Life with          contracts, no matter how long we
Emergency Cash(SM) is only available     may incur such cost or how large
with variable annuity payments.)         that cost may be. The
administration expense charge is        6.   TAXES
for the costs of administering the
contracts. We may earn a profit         NOTE: PFL has prepared the
from the separate account charge        following information on federal
(and expect to do so). Any profit       income taxes as a general
can be used for distribution            discussion of the subject. It is
expenses or for any other purpose.      not intended as tax advice to any
                                        individual. You should consult your
                                        own tax adviser about your own
Expenses of the Portfolios              circumstances. PFL has included an
                                        additional discussion regarding
The portfolios are charged              taxes in the Statement of
management fees and incur operating     Additional Information.
expenses. The effect of these fees
and expenses is reflected in the        Annuity Policies in General
performance of the portfolios
underlying the subaccounts, and         Deferred annuity policies are a way
therefore affects the variable          of setting aside money for future
annuity unit value.                     needs like retirement. Congress
                                        recognized how important saving for
Premium Taxes                           retirement is and provided special
                                        rules in the Internal Revenue Code
Some states charge a premium tax        for annuities.
based on the amount of your
premium. State premium taxes            Simply stated, these rules provide
currently range from 0% to 3.5%. In     that generally you will not be
addition, some counties, cities or      taxed on the earnings, if any, on
towns may charge additional premium     the money held in your annuity
taxes. If you live in a place that      policy until you take the money
has premium taxes, any amount           out. This is referred to as tax
needed to provide for the               deferral. There are different rules
applicable premium taxes is             as to how you will be taxed
deducted from your premium. We          depending on how you take the money
allocate the remainder of your          out and the type of policy -
premium to the subaccounts and/or       qualified or nonqualified
to the purchase of fixed annuity        (discussed below).
payments.
                                        You will not be taxed on increases
Other Taxes                             in the value of your policy until a
                                        distribution occurs - either as a
We reserve the right to charge for      withdrawal or as annuity payments.
certain taxes (other than premium
taxes) that may be incurred due to      When a non-natural person (e.g.,
the contracts or the separate           corporation or certain other
account. Currently, we do not           entities other than tax-qualified
charge for any other taxes.             trusts) owns a nonqualified policy,
                                        the policy will generally not be
Surrender Value                         treated as an annuity for tax
                                        purposes.
There is no express or calculable
surrender charge for surrenders         Qualified and Nonqualified Policies
from variable annuity payments
under the contract. Surrenders from     If you purchase the policy under an
variable annuity payments are           individual retirement annuity, a
generally not permitted, unless you     pension plan, or specially
select the Certain Only or Life         sponsored program, your policy is
With Emergency Cash payment option.     referred to as a qualified policy.
For a discussion of surrender
value, see "SURRENDER VALUE".           Qualified policies are issued in
                                        connection with the following
Transfer Fee                            plans:

There is currently no charge for        .    Individual Retirement Annuity
transfers. We reserve the right to           (IRA): A traditional IRA
charge $15 for each transfer over            allows individuals to make
six per contract year (all                   contributions, which may be
transfers made simultaneously will           deductible, to the Contract. A
be treated as a single request).             Roth IRA also allows
                                             individuals to make
                                             contributions to the Contract,
                                             but it does not allow a
                                             deduction for contributions,
                                             and distributions may be tax-
                                             free if the owner meets
                                             certain rules.

 .    Tax-Sheltered Annuity (403(b)
     Plan): A 403(b) Plan may be        determining the amount includable
     made available to employees of     in the owner's income when a
     certain public school systems      taxable distributions occurs.
     and tax-exempt organizations
     and permits contributions to       Withdrawals - Qualified Policies
     the Contract on a pre-tax
     basis.                             The above information describing
                                        the taxation of nonqualified
 .    Corporate Pension and Profit-      policies does not apply to
     Sharing and H.R. 10 Plan:          qualified policies. There are
     Employers and self-employed        special rules that govern with
     individuals can establish          respect to qualified policies.
     pension or profit-sharing          Generally, these rules restrict:
     plans for their employees or
     themselves and make                .    the amount that can be
     contributions to the Contract           contributed to the policy
     on a pre-tax basis.                     during any year; and

 .    Deferred Compensation Plan         .    the time when amounts can be
     (457 Plan): Certain                     paid from the policies.
     governmental and tax-exempt
     organizations can establish a      In addition, a penalty tax may be
     plan to defer compensation on      assessed on amounts withdrawn from
     behalf of their employees          the policy prior to the date you
     through contributions to the       reach age 59 1/2, unless you meet
     Contract.                          one of the exceptions to this rule.
                                        You may also be required to begin
If you purchase the policy as an        taking minimum distributions from
individual and not under an             the policy by a certain rule. The
individual retirement annuity,          terms of the plan may limit the
403(b) plan, 457 plan, or pension       rights otherwise available to you
or profit sharing plan, your policy     under the policies.
is referred to as a nonqualified
policy.                                 We have provided more information
                                        in the Statement of Additional
Withdrawals - Nonqualified Policies     Information.

If you make a withdrawal from your      You should consult your legal
policy before the annuity               counsel or tax adviser if you are
commencement date, the Internal         considering purchasing a policy for
Revenue Code treats that withdrawal     use with any retirement plan.
as first coming from earnings and
then from your premium payments.        Withdrawals - 403(b) Policies
When you make a withdrawal you are
taxed on the amount of the              The Internal Revenue Code limits
withdrawal that is earnings. (The       the withdrawal of premium payments
excess interest adjustment              from certain 403(b) policies.
resulting from the withdrawal may       Withdrawals can generally only be
affect the amount on which you are      made when an owner:
taxed.) Different rules apply for
annuity payments. See "Annuity          .    reaches age 59 1/2;
Payments" below.
                                        .    leaves his/her job;
The Internal Revenue Code also
provides that withdrawn earnings        .    dies;
may be subject to a penalty. The
amount of the penalty is equal to       .    becomes disabled (as that term
10% of the amount that is                    is defined in the Internal
includable in income. Some                   Revenue Code); or
withdrawals will be exempt from the
penalty. They include any amounts:      .    in the case of hardship.
                                             However, in the case of
 .    paid on or after the taxpayer           hardship, the owner can only
     reaches age 59 1/2;                     withdraw the premium payments
                                             and not any earnings.
 .    paid after the taxpayer dies;
                                        Diversification and Distribution
 .    paid if the taxpayer becomes       Requirements
     totally disabled (as that term
     is defined in the Internal         The Internal Revenue Code provides
     Revenue Code);                     that the underlying investments for
                                        a variable annuity must satisfy
 .    paid in a series of                certain diversification
     substantially equal payments       requirements in order to be treated
     made annually (or more             as an annuity policy. The policy
     frequently) under a lifetime       must also meet certain distribution
     annuity;                           requirements at the death of an
                                        owner in order to be treated as an
 .    paid under an immediate            annuity policy. These
     annuity; or                        diversification and

 .    which come from premium
     payments made prior to August
     14, 1982.


All deferred non-qualified annuity
policies that are issued by PFL (or
its affiliates) to the same owner
during any calendar year are
treated as one annuity for purposes
of
distribution requirements are           in the contract" to each such
discussed in the Statement of           option, for purposes of determining
Additional Information. PFL may         the excludable amount of each
modify the policy to attempt to         payment received under that option.
maintain favorable tax treatment.       We advise you to consult a
                                        competent tax adviser as to the
                                        potential tax effects of allocating
Taxation of Death Benefit Proceeds      amounts to any particular annuity
                                        payment option.
Amounts may be distributed from the
policy because of the death of an       If, after the annuity commencement
owner or the annuitant. Generally,      date, annuity payments stop because
such amounts are includable in the      an annuitant died, the excess (if
income of the recipient:                any) of the "investment in the
                                        contract" as of the annuity
 .    if distributed in a lump sum,      commencement date over the
     these amounts are taxed in the     aggregate amount of annuity
     same manner as a full              payments received that was excluded
     surrender;                         from gross income is generally
                                        allowable as a deduction for your
 .    or if distributed under an         last taxable year.
     annuity payment option, these
     amounts are taxed in the same      Transfers, Assignments or Exchanges
     manner as annuity payments.        of Policies

For these purposes, the "investment     A transfer of ownership or
in the contract" is not affected by     assignment of a policy, the
the owner's or annuitant's death.       designation of an annuitant or
That is, the "investment in the         other beneficiary who is not also
contract" remains generally the         the owner, the selection of certain
total premium payments, less            annuity commencement dates, or a
amounts received, which were not        change of annuitant, may result in
includable in gross income.             certain income or gift tax
                                        consequences to the owner that are
Annuity Payments                        beyond the scope of this
                                        discussion. An owner contemplating
Although the tax consequences may       any such transfer, assignment,
vary depending on the annuity           selection, or change should contact
payment option you select, in           a competent tax adviser in respect
general, for nonqualified and           to the potential tax effects of
certain qualified policies, only a      such a transaction.
portion of the annuity payments you
receive will be includable in your      Possible Tax Law Changes
gross income.
                                        Although the likelihood of
In general, the excludable portion      legislative changes in uncertain,
of each annuity payment you receive     there is always the possibility
will be determined as follows:          that the tax treatment of the
                                        policy could change by legislation
 .    Fixed payments - by dividing       or otherwise. You should consult a
     the "investment in the             tax adviser with respect to
     contract" on the annuity           legislative developments and their
     commencement date by the total     effect on the policy.
     expected value of the annuity
     payments for the term of the
     payments. This is the
     percentage of each annuity
     payment that is excludable.

 .    Variable payments - by
     dividing the "investment in
     the contract" on the annuity
     commencement date by the total
     number of expected periodic
     payments. This is the amount
     of each annuity payment that
     is excludable.

The remainder of each annuity
payment is includable in gross
income. Once the "investment in the
contract" has been fully recovered,
the full amount of any additional
annuity payments is includable in
gross income.

If you select more than one annuity
payment option, special rules
govern the allocation of the
policy's entire "investment

7.   SURRENDER VALUE                    8.   PERFORMANCE

Surrenders                              Performance information for the
                                        subaccounts may appear in reports
You may not surrender any portion       and advertising. The performance
of a contract unless either the         information is based on adjusted
Certain Only or Life with Emergency     historical investment experience of
Cash(SM) payment option is              the subaccounts and the underlying
selected. No other payment option       portfolios and does not indicate or
allows surrenders. If you elect a       represent future performance.
Certain Only payment option the
surrender value is the present          Total returns of the subaccounts
value of the remaining payments. If     may be advertised. Total returns
you select the Life with Emergency      are based on the overall dollar or
Cash(SM) payment option, we will        percentage change in value of a
provide you with a Life with            hypothetical investment. Total
Emergency Cash(SM) benefit schedule     return quotations reflect changes
that will allow you to determine        in portfolio share price, the
how much is available to                automatic reinvestment by the
surrender.                              separate account of all
                                        distributions and the deduction of
If a partial surrender is made, it      applicable annuity charges.
must be at least 25% of the full
surrender value and all future          A cumulative total return reflects
payments will be reduced.               performance over a stated period of
Surrenders may have adverse tax         time. An average annual total
consequences.                           return reflects the hypothetical
                                        annually compounded return that
You should consult with your tax        would have produced the same
advisor before requesting a full or     cumulative total return if the
partial surrender.                      performance had been constant over
                                        the entire period. Because average
Surrender Value                         annual total returns tend to smooth
                                        out variations in a subaccount's
There is no surrender charge            returns, you should recognize that
applicable to variable annuity          they are not the same as actual
payments under the contract. In the     year-by-year results.
cases when the contract can be
surrendered (i.e., Certain Only or      Some subaccounts may also advertise
Life with Emergency Cash(SM)            yield. These measures reflect the
options) the determination of a         income generated by an investment
surrender value depends on specific     in the subaccount over a specified
individual circumstances such as        period of time. This income is
the annuitant's age and sex, the        annualized and shown as a
number of annuitants, the amount of     percentage. Yields do not take into
the current payment (when the           account capital gains or losses.
surrender is requested), and the
number of payments already made.

If you select a Certain Only
payment option with fixed and/or        Appendix A contains performance
variable annuity payments you may       information that you may find
surrender all or a portion of your      useful. It is divided into various
contract. For fixed annuity             parts, depending upon the type of
payments the surrender value is 98%     performance information shown.
of the present value of the             Future performance will vary and
remaining payments (using PFL's         future results will not be the same
declared interest rates in effect       as the results shown.
at the time of the surrender). For
variable annuity payments, the
surrender value is the present
value of future payments (which are
assumed to be equal to the most
recent payment) discounted at an
interest rate no greater than 4.5%
(if you have a 3.5% AIR) or no
greater than 6% (if you have a 5%
AIR).

If the Life with Emergency Cash(SM)
option is selected, please refer to
the Emergency Cash(SM) benefit
schedule in your contract rider for
the information you need to
determine your surrender value.

9.   DEATH BENEFIT                      10.  OTHER INFORMATION

If the owner dies before the first      PFL Life Insurance Company
annuity payment, the premium (plus
or minus investment performance)        PFL Life Insurance Company was
will be paid as a death benefit.        incorporated under the laws of the
More information on how we pay it       State of Iowa on April 19, 1961 as
is in the Statement of Additional       NN Investors Life Insurance
Information.                            Company, Inc. It sells life and
                                        health insurance and annuity
If an owner, who may or may not         contracts. PFL is a wholly-owned
also be an annuitant, dies on or        indirect subsidiary of AEGON USA,
after the annuity starting date, we     Inc. All of the stock of AEGON USA,
will pay the remaining portion of       Inc., is indirectly owned by AEGON
the annuity payments due under the      N.V. of The Netherlands, the
contract, if any, in the same           securities of which are publicly
manner and frequency (at least as       traded. AEGON N.V., a holding
rapidly) as under the method of         company, conducts its business
distribution used before such           through subsidiary companies
owner's death.                          engaged primarily in the insurance
                                        business. PFL is licensed in the
If the deceased owner's surviving       District of Columbia, Guam, and in
spouse is the sole successor owner,     all states except New York.
then on such owner's death such
surviving spouse may elect to           All obligations arising under the
become the sole owner under the         contracts, including the promise to
contract and to continue the            make annuity payments, are general
contract as his or her own.             corporate obligations of PFL.

If a non-natural person is named as     The Separate Account
an owner, then the primary
annuitant, as defined in the Code,      PFL established a separate account,
shall be treated as an owner solely     called the PFL Retirement Builder
for the purposes of the                 Variable Annuity Account, under the
distribution at death rules. The        laws of the State of Iowa on March
entire interest in the contract         29, 1996. The separate account
must be distributed upon the            receives and currently invests the
annuitant's death, if the annuitant     premium payments under the
dies prior to the first payment         contracts that are allocated to it
date.                                   for investment only in shares of
                                        One Group Investment Trust.
If the deceased owner was also the      Detailed information about the One
annuitant, then the annuitant's         Group Investment Trust portfolios
beneficiary is entitled to the          is contained in the prospectus that
proceeds described above in this        is attached to this prospectus. You
section (unless the deceased            should read the prospectus for each
owner's surviving spouse is the         of the underlying portfolios of the
sole successor owner). If no person     One Group Investment Trust before
is named as the beneficiary, the        you invest.
owner's estate shall be deemed the
beneficiary.                            The separate account is registered
                                        with the SEC as a unit investment
Note carefully. In instances            trust under the Investment Company
where the owner's estate is deemed      Act of 1940. However, the SEC does
to be the successor owner or            not supervise the management, the
beneficiary, it may be necessary to     investment practices, or the
open a probate estate in order to       policies of the separate account or
exercise ownership rights to, or        PFL. The obligations to pay the
receive death proceeds from, the        benefits due under the contract are
contract. If no probate estate is       PFL's responsibility.
opened because the owner has
precluded the opening of a probate      The assets of the separate account
estate by means of a trust or other     are held in PFL's name on behalf of
instrument, unless we have received     the separate account and belong to
written notice of the trust as a        PFL. However, those assets that
successor owner or beneficiary          underlie the contracts are not
prior to the owner's death, that        chargeable with liabilities arising
trust may not exercise ownership        out of any other business PFL may
rights to, or receive death             conduct.
proceeds from, the contract.
                                        Information about the separate
In all events, distributions upon       account can be reviewed and copied
the death of an owner will comply       at the SEC's Public Reference Room
with section 72(s) of the Code.         in Washington,

D.C. You may obtain information         Variations in Contract Provisions
about the operation of the public
reference room by calling the           Certain provisions of the contracts
Commission at 1-800-SEC-0330. In        may vary from the descriptions in
addition, the SEC maintains a web       this prospectus in order to comply
site (http://www.sec.gov) that          with different state laws. See your
contains other information              contract for variations since any
regarding the separate account.         such state variations will be
                                        included in your contract or in
Voting Rights                           riders or endorsements attached to
                                        your contract.
PFL will vote all shares of the
underlying portfolios in accordance     Year 2000 Matters
with instructions we receive from
you and other owners that have          We have in place a Year 2000
voting interests in the portfolios.     Project Plan (the "Plan") to review
We will send you and other owners       and analyze existing hardware and
written requests for instructions       software systems, as well as voice
on how to vote those shares. When       and data communications systems, to
we receive those instructions, we       determine if they are Year 2000
will vote all of the shares in          compliant. As of the date of this
proportion to those instructions.       prospectus, all of our mission-
If, however, we determine that we       critical systems are Year 2000
are permitted to vote the shares in     compliant and ready. The Year 2000
our own right, we may do so.            Project Plan is continuing as
                                        scheduled, as we continue with the
Each person having a voting             validation of our mission-critical
interest will receive proxy             and non-mission-critical systems,
material, reports, and other            including revalidation testing in
materials relating to the               1999. In addition, PFL has
appropriate portfolio.                  undertaken aggressive initiatives
                                        to test all systems that interface
Distributor of the Contracts            with any third parties and other
                                        business partners. All of these
AFSG Securities Corporation is the      steps are aimed at allowing current
principal underwriter of the            operations to remain unaffected by
contracts. Like PFL, it is an           the Year 2000 date change.
indirect wholly-owned subsidiary of
AEGON USA, Inc. It is located at        As of the date of this prospectus,
4333 Edgewood Road N.E., Cedar          we have identified and made
Rapids, IA 52499-0001. AFSG             available what we believe are the
Securities Corporation is               appropriate resources of hardware,
registered as a broker/dealer under     people, and dollars, including the
the Securities Exchange Act of          engagement of outside third
1934. It is a member of the             parties, to ensure that the Plan
National Association of Securities      will be completed.
Dealers, Inc. (NASD). It was
incorporated in Pennsylvania in         Our actions under The Year 2000
1986.                                   Project Plan are intended to
                                        significantly reduce PFL's risk of
Commissions of up to 6% of premium      a material business interruption
payments will be paid to                based on the Year 2000 issues.
broker/dealers who sell the             Resolving the Year 2000 computer
contracts under agreements with         problem is complex and
AFSG Securities Corporation. These      multifaceted. We cannot know
commissions are not deducted from       conclusively whether a response
premium payments. In addition,          plan is successful until the Year
certain production, persistency and     2000 arrives (or an earlier date if
managerial bonuses may be paid. PFL     the systems or equipment address
may also pay compensation to banks      Year 2000 data prior to the Year
and other financial institutions        2000). In spite of its efforts or
for their services in connection        results, PFL's ability to function
with the sale and servicing of the      unaffected to and through the Year
contracts.                              2000 may be adversely affected by
                                        actions, or failure to act, of
Non-participating Contract              third parties beyond our knowledge
                                        or control.
The contract does not participate
or share in the profits or surplus      This statement is a Year 2000
earnings of PFL. No dividends are       Readiness Disclosure pursuant to
payable on the contract.                Section 3(9) of the Year 2000
                                        Information and Readiness
                                        Disclosure Act, 15 U.S.C. (S). 1
                                        (1998).

                                        See the prospectus for the One
                                        Group Investment Trust for
                                        information on its preparation for
                                        Year 2000.

                                        Delay of Payments

                                        PFL may be permitted to delay any
IMSA PFL is a member of the             payments from the separate account
Insurance Marketplace Standards         if:
Association (IMSA). IMSA members
subscribe to a set of ethical           .    the New York Stock Exchange is
standards involving the sales and            closed other than for usual
service of individually sold life            weekends or holidays or
insurance and annuities. As a                trading on the Exchange is
member, we may use the IMSA logo             otherwise restricted; or
and language in advertisements.
                                        .    an emergency exists as defined
                                             by the SEC or the SEC requires
                                             that trading be restricted; or

                                        .    the SEC permits a delay for
                                             the protection of owners.

                                        In addition, transfers of amounts
                                        from and within the subaccounts may
                                        be deferred under these
                                        circumstances.

                                        Pursuant to the requirements of
                                        certain state laws, we reserve the
                                        right to defer fixed annuity
                                        payments for up to six months.

                                        If a check has been submitted as
                                        the premium, we have the right to
                                        defer any payments until the check
                                        has been honored.

                                        Legal Proceedings

                                        There are no legal proceedings to
                                        which the separate account is a
                                        party or to which the assets of the
                                        account are subject. PFL, like
                                        other life insurance companies, is
                                        involved in lawsuits. In some class
                                        action and other lawsuits involving
                                        other insurers, substantial damages
                                        have been sought and/or material
                                        settlement payments have been made.
                                        Although the outcome of any
                                        litigation cannot be predicted with
                                        certainty, PFL believes that at the
                                        present time there are no pending
                                        or threatened lawsuits that are
                                        reasonably likely to have a
                                        material adverse impact on the
                                        separate account or PFL.

                                        Financial Statements

                                        The statutory-basis financial
                                        statements of PFL are in the
                                        Statement of Additional
                                        Information. The subaccounts began
                                        operations in 1999, and do not yet
                                        have any financial history.

TABLE OF CONTENTS OF THE STATEMENT      Records and Reports
OF ADDITIONAL INFORMATION               Distribution of the Contracts
                                        Other Products
Glossary of Terms                       Custody of Assets
The Contract--General Provisions        Historical Performance Data
Federal Tax Matters                     Legal Matters
Investment Experience                   Independent Auditors
State Regulation of PFL                 Other Information
Administration                          Financial Statements

                                  APPENDIX A

                          HISTORICAL PERFORMANCE DATA

The following graphs show how your annuity payments can fluctuate based on past investment performance (net of all charges) of the portfolios through December 31, 1998. The information presented is for periods prior to the inception date of the subaccounts. PFL did not sell the contracts prior to the date of this prospectus, and therefore, the graphs illustrate what annuity payments might have been under a contract had one existed during the years shown.

The graphs are based on the adjusted historical performance of the portfolios, which means that the 1.35% separate account charge and the actual net expenses of each portfolio for the year ended December 31, 1998, are reflected in the graph for each portfolio. The graphs do not reflect any premium tax charge.

Each graph shows the effect that the portfolio's investment performance would have had on the value of an annuity unit and, thus, the value of an annuity payment if a contract with an AIR of 3.5%, providing an initial monthly annuity payment of $500.00, was purchased on the date the portfolio commenced operations. Each graph assumes that the entire premium of the hypothetical contract was allocated to the subaccount being illustrated. Annuity payments increase for a given month if the performance of the portfolio underlying the subaccounts, net of all charges, for that month is higher than the AIR, and decreases for a given month if the performance of the portfolio underlying the subaccounts, net of all charges, for that month is lower than the AIR. The premium necessary for an initial monthly annuity payment of $500.00 will vary depending on the age and sex of the annuitant (and secondary annuitant, if any), the payment option and the first annuity payment date. For example, suppose that a 65 year old male who lives in a state that does not charge a premium tax wishes to purchase $500.00 of an initial monthly variable annuity payment beginning on the contract issue date with a life only payment option. If there is no secondary annuitant, no guarantee period and he chooses a 3.5% AIR, the premium needed would be $86,784. If the purchaser were female, the premium necessary would be $96,221. This is because females have a longer life expectancy than males.

The monthly payments depicted in the graphs are not based on actual contracts. They are based on adjusted historical performance results of the portfolios and are not projections or indications of future results. PFL does not guarantee and does not suggest that any subaccount or contract issued by PFL will generate these or similar average monthly payments for any period of time. The graphs are for illustration purposes only and do not represent future variable annuity payments or future investment returns. Variable annuity payments under a real contract may be more or less than those forming the basis for the monthly payments shown in these graphs, if the actual returns of the portfolios selected by you are different from the adjusted historical returns of the portfolios. It is very likely that a portfolio's investment performance will fluctuate over time; therefore, you can expect that your variable annuity payments will fluctuate. The total amount of variable annuity payments ultimately received will depend upon the payment option selected by you.

                                     * * *

BOND PORTFOLIO








             ["BOND PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]










Chart Specifications:
--------------------

 .    3.5% AIR
 .    $500 initial monthly annuity payment

 .    Fund inception date--May 1997**




============================================================================================================
                         Monthly Payment         Adjusted         Adjusted Historical Average Annual
                         ---------------         --------         ----------------------------------
        Year            Amounts at End of    Historical Annual               Total Return*
        ----            -----------------    -----------------               -------------
                              Years            Total Return*          (Periods Ended 12/31/1998)
                              -----            -------------          --------------------------
------------------------------------------------------------------------------------------------------------
        1994                   N/A                  N/A                  1 Year                7.21%
------------------------------------------------------------------------------------------------------------
        1995                   N/A                  N/A                  5 Years                N/A
------------------------------------------------------------------------------------------------------------
        1996                   N/A                  N/A                 10 Years                N/A
------------------------------------------------------------------------------------------------------------
        1997                  $524                  N/A             Since Inception            8.75%
------------------------------------------------------------------------------------------------------------
        1998                  $543                 7.21%
============================================================================================================


* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Bond Portfolio, adjusted to reflect the 1.35% separate account charge.

** The performance information and fund inception date reflect that the Bond Portfolio inherited the financial history of the Pegasus Variable Bond
Fund.

GOVERNMENT BOND PORTFOLIO








       ["GOVERNMENT BOND PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]










Chart Specifications:
--------------------

 .    3.5% AIR
 .    $500 initial monthly annuity payment

 .    Fund inception date--August 1994




============================================================================================================
                         Monthly Payment         Adjusted         Adjusted Historical Average Annual
                         ---------------         --------         ----------------------------------
        Year            Amounts at End of    Historical Annual               Total Return*
        ----            -----------------    -----------------               -------------
                              Years            Total Return*          (Periods Ended 12/31/1998)
                              -----            -------------          --------------------------
------------------------------------------------------------------------------------------------------------
        1994                  $486                  N/A                  1 Year                5.89%
------------------------------------------------------------------------------------------------------------
        1995                  $540                15.14%                 5 Years                 N/A
------------------------------------------------------------------------------------------------------------
        1996                  $529                 1.31%                10 Years                N/A
------------------------------------------------------------------------------------------------------------
        1997                  $553                 8.20%            Since Inception            6.44%
------------------------------------------------------------------------------------------------------------
        1998                  $566                 5.89%
============================================================================================================


* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Government Bond Portfolio, adjusted to reflect the 1.35% separate account charge.

BALANCED PORTFOLIO








           ["BALANCED PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]










Chart Specifications:
--------------------

 .    3.5% AIR
 .    $500 initial monthly annuity payment

 .    Fund inception date--August 1994




============================================================================================================
                         Monthly Payment         Adjusted         Adjusted Historical Average Annual
                         ---------------         --------         ----------------------------------
        Year            Amounts at End of    Historical Annual               Total Return*
        ----            -----------------    -----------------               -------------
                              Years            Total Return*          (Periods Ended 12/31/1998)
                              -----            -------------          --------------------------
------------------------------------------------------------------------------------------------------------
        1994                  $484                  N/A                  1 Year               17.51%
------------------------------------------------------------------------------------------------------------
        1995                  $556                 19.09%                5 Years                N/A
------------------------------------------------------------------------------------------------------------
        1996                  $594                 10.43%               10 Years                N/A
------------------------------------------------------------------------------------------------------------
        1997                  $696                 21.28%           Since Inception           14.79%
------------------------------------------------------------------------------------------------------------
        1998                  $790                 17.51%
============================================================================================================


* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Balanced Portfolio, adjusted to reflect the 1.35% separate account charge.

LARGE CAP GROWTH PORTFOLIO








       ["LARGE CAP GROWTH PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]










Chart Specifications:
--------------------

 .    3.5% AIR
 .    $500 initial monthly annuity payment

 .    Fund inception date--August 1994




============================================================================================================
                         Monthly Payment         Adjusted         Adjusted Historical Average Annual
                         ---------------         --------         ----------------------------------
        Year            Amounts at End of    Historical Annual               Total Return*
        ----            -----------------    -----------------               -------------
                              Years            Total Return*          (Periods Ended 12/31/1998)
                              -----            -------------          --------------------------
------------------------------------------------------------------------------------------------------------
        1994                 $  493                 N/A                  1 Year               39.42%
------------------------------------------------------------------------------------------------------------
        1995                 $  583                22.49%                5 Years                N/A
------------------------------------------------------------------------------------------------------------
        1996                 $  649                15.12%               10 Years                N/A
------------------------------------------------------------------------------------------------------------
        1997                 $  816                30.20%           Since Inception           23.71%
------------------------------------------------------------------------------------------------------------
        1998                 $1,099                39.42%
============================================================================================================


* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Large Cap Growth Portfolio, adjusted to reflect the 1.35% separate account charge.

EQUITY INDEX PORTFOLIO









              ["EQUITY INDEX MONTHLY PAYMENT CHART APPEARS HERE"]










Chart Specifications:
--------------------

 .    3.5% AIR
 .    $500 initial monthly annuity payment

 .    Fund inception date--May 1998




============================================================================================================
                         Monthly Payment         Adjusted         Adjusted Historical Average Annual
                         ---------------         --------         ----------------------------------
        Year            Amounts at End of    Historical Annual               Total Return*
        ----            -----------------    -----------------               -------------
                              Years            Total Return*          (Periods Ended 12/31/1998)
                              -----            -------------          --------------------------
------------------------------------------------------------------------------------------------------------
        1994                   N/A                  N/A                  1 Year                 N/A
------------------------------------------------------------------------------------------------------------
        1995                   N/A                  N/A                  5 Years                N/A
------------------------------------------------------------------------------------------------------------
        1996                   N/A                  N/A                 10 Years                N/A
------------------------------------------------------------------------------------------------------------
        1997                   N/A                  N/A             Since Inception            8.20%
------------------------------------------------------------------------------------------------------------
        1998                  $529                  N/A
============================================================================================================


* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Equity Index Portfolio, adjusted to reflect the 1.35% separate account charge.

DIVERSIFIED EQUITY PORTFOLIO








      ["DIVERSIFIED EQUITY PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]










Chart Specifications:
--------------------

 .    3.5% AIR
 .    $500 initial monthly annuity payment

 .    Fund inception date--March 1995**





============================================================================================================
                         Monthly Payment         Adjusted         Adjusted Historical Average Annual
                         ---------------         --------         ----------------------------------
        Year            Amounts at End of    Historical Annual               Total Return*
        ----            -----------------    -----------------               -------------
                              Years            Total Return*          (Periods Ended 12/31/1998)
                              -----            -------------          --------------------------
------------------------------------------------------------------------------------------------------------
        1994                   N/A                  N/A                  1 Year               11.59%
------------------------------------------------------------------------------------------------------------
        1995                  $567                 22.49%                5 Years                N/A
------------------------------------------------------------------------------------------------------------
        1996                  $642                 17.23%               10 Years                N/A
------------------------------------------------------------------------------------------------------------
        1997                  $777                 25.11%           Since Inception           18.73%
------------------------------------------------------------------------------------------------------------
        1998                  $837                 11.59%
============================================================================================================


* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Diversified Equity Portfolio, adjusted to reflect the 1.35% separate account charge.

** The performance information and fund inception date reflect that the Diversified Equity Portfolio inherited the financial history of the Pegasus Variable Growth and Value Fund.

MID CAP GROWTH PORTFOLIO








        ["MID CAP GROWTH PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]








Chart Specifications:
--------------------

 .    3.5% AIR
 .    $500 initial monthly annuity payment

 .    Fund inception date--August 1994




============================================================================================================
                         Monthly Payment         Adjusted         Adjusted Historical Average Annual
                         ---------------         --------         ----------------------------------
        Year            Amounts at End of    Historical Annual               Total Return*
        ----            -----------------    -----------------               -------------
                              Years            Total Return*          (Periods Ended 12/31/1998)
                              -----            -------------          --------------------------
------------------------------------------------------------------------------------------------------------
        1994                 $  475                 N/A                  1 Year               36.99%
 ------------------------------------------------------------------------------------------------------------
        1995                 $  562                22.42%                5 Years                N/A
------------------------------------------------------------------------------------------------------------
        1996                 $  620                14.13%               10 Years                N/A
------------------------------------------------------------------------------------------------------------
        1997                 $  767                28.10%           Since Inception           21.52%
------------------------------------------------------------------------------------------------------------
        1998                 $1,016                36.99%
============================================================================================================


* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Mid Cap Growth Portfolio, adjusted to reflect the 1.35% separate account charge.

DIVERSIFIED MID CAP PORTFOLIO








     ["DIVERSIFIED MID CAP PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]










Chart Specifications:
--------------------

 .    3.5% AIR
 .    $500 initial monthly annuity payment

 .    Fund inception date--March 1995**




============================================================================================================
                         Monthly Payment         Adjusted         Adjusted Historical Average Annual
                         ---------------         --------         ----------------------------------
        Year            Amounts at End of    Historical Annual               Total Return*
        ----            -----------------    -----------------               -------------
                              Years            Total Return*          (Periods Ended 12/31/1998)
                              -----            -------------          --------------------------
------------------------------------------------------------------------------------------------------------
        1994                   N/A                  N/A                  1 Year                3.50%
------------------------------------------------------------------------------------------------------------
        1995                  $534                  N/A                  5 Years                N/A
------------------------------------------------------------------------------------------------------------
        1996                  $634                 22.87%               10 Years                N/A
------------------------------------------------------------------------------------------------------------
        1997                  $765                 24.96%           Since Inception           15.92%
------------------------------------------------------------------------------------------------------------
        1998                  $765                 3.50%
============================================================================================================


* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Diversified Mid Cap Portfolio, adjusted to reflect the 1.35% separate account charge.

** The performance information and fund inception date reflect that the Diversified Mid-Cap Portfolio inherited the financial history of the Pegasus Variable Mid-Cap Opportunity Fund.

MID CAP VALUE PORTFOLIO








        ["MID CAP VALUE PORTFOLIO MONTHLY PAYMENT CHART APPEARS HERE"]










Chart Specifications:
--------------------

 .    3.5% AIR
 .    $500 initial monthly annuity payment

 .    Fund inception date--May 1997**




============================================================================================================
                         Monthly Payment         Adjusted         Adjusted Historical Average Annual
                         ---------------         --------         ----------------------------------
        Year            Amounts at End of    Historical Annual               Total Return*
        ----            -----------------    -----------------               -------------
                              Years            Total Return*          (Periods Ended 12/31/1998)
                              -----            -------------          --------------------------
------------------------------------------------------------------------------------------------------------
        1994                   N/A                  N/A                  1 Year               <4.61>%
------------------------------------------------------------------------------------------------------------
        1995                   N/A                  N/A                  5 Years                N/A
------------------------------------------------------------------------------------------------------------
        1996                   N/A                  N/A                 10 Years                N/A
------------------------------------------------------------------------------------------------------------
        1997                  $566                  N/A             Since Inception            6.22%
------------------------------------------------------------------------------------------------------------
        1998                  $522                <4.61>%
============================================================================================================


* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Mid Cap Value Portfolio, adjusted to reflect the 1.35% separate account charge.

** The performance information and fund inception date reflect that the Mid Cap Value Portfolio inherited the financial history of the Pegasus Variable Intrinsic Value Fund.

                                  APPENDIX B
                                  ----------

                          ADDITIONAL FUND INFORMATION

Banc One Investment Advisors is the investment advisor for the underlying portfolios and is a registered investment advisor under the Investment Advisors Act of 1940. Banc One Investment Advisors is an indirect wholly-owned subsidiary of Bank One Corporation. It makes the day-to-day investment decisions for the portfolios and continuously reviews, supervises and administers each portfolio's investment program. Banc One Investment Advisors performs its responsibilities subject to the supervision of, and policies established by, the Trustees of One Group Investment Trust. Banc One Investment Advisors has served as investment advisor to the Trust since its inception. In addition, Banc One Investment Advisors serves as investment advisor to other mutual funds and individual corporate charitable, and retirement accounts. As of December 31, 1998, Banc One Investment Advisors managed over $59 billion in assets. Banc One Investment Advisors is entitled to a fee, which is calculated daily and paid monthly, of the annual percentages of the average daily net assets of each portfolio.

There is no assurance that any of the portfolios will achieve its investment objective.

The One Group Investment Trust prospectus should be read carefully before any decision is made concerning the allocation of the premium to a particular subaccount.

An investment in the separate account, or in any portfolio, is not insured or guaranteed by the U.S. government or any government agency.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by Banc One Investment Advisors. The investment results of the portfolios, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment advisor or manager.

Addition, Deletion, or Substitution of Investments. We cannot and do not
--------------------------------------------------
guarantee that any of the subaccounts will always be available to receive premium allocations or transfers. We retain the right, subject to any applicable law, to make certain changes in the separate account and its investments. We reserve the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the funds or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or, if in our judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, substitutions of shares attributable to an owner's interest in a subaccount will not be made without prior notice to the owner and the prior approval of the SEC. Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuity contracts or from effecting an exchange between series or classes of variable annuity contracts on the basis of requests made by owners.

New subaccounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by us. Each additional subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, we will notify owners and request a reallocation of the amounts invested in the eliminated subaccount.

In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the contracts as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the contracts, the separate account may be:

 .    operated as a management company under the 1940 Act or any other form permitted by law,

 .    deregistered under the 1940 Act in the event such registration is no longer required, or

 .    combined with one or more other separate accounts.

To the extent permitted by applicable law, we also may

 .    transfer the assets of the separate account associated with the contracts to another account or accounts,

 .    restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account,

 .    create new separate accounts,

 .    add new subaccounts to or remove existing subaccounts from the separate account or combine subaccounts, or

 .    add new underlying funds, or substitute a new fund for an existing fund.

Resolving Material Conflicts. The One Group Investment Trust portfolios are
----------------------------
available to separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the separate account and other separate accounts we establish. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the separate account and one or more of the other separate accounts investing in the One Group Investment Trust. A conflict may occur due to a change in law affecting the operations of variable life insurance and variable annuity separate accounts, differences in the voting instructions we receive and instructions received by other companies, or some other reason. In the event of a conflict, it is possible that the separate account might be required to withdraw its investment in the underlying portfolios. In the event of any conflict, we will take any steps necessary to protect owners, annuitants, secondary annuitants and beneficiaries.

                                  APPENDIX C

                    ILLUSTRATIONS OF ANNUITY PAYMENT VALUES


The following graphs have been prepared to show how investment performance affects your variable annuity payments over time. The graphs incorporate hypothetical rates of return and PFL does not guarantee that you will earn these returns for any one year or any sustained period of time. PFL did not sell contracts prior to the date of this prospectus, and, therefore, the graphs represent what annuity payments might have been under a contract had one existed during the years shown. The graphs are for illustrative purposes only and do not represent past or future investment returns.

Your variable annuity payment may be more or less than the income shown if the actual returns of the subaccounts are different than those illustrated. Since it is very likely that your investment returns will fluctuate over time, you can expect that the amount of your annuity payment will also fluctuate. The total amount of annuity payments ultimately received will, in addition to the investment performance of the subaccounts, also depend on how long you live and whether you choose a guarantee period option.

Another factor that determines the amount of your variable annuity payment is the assumed investment return (AIR). Annuity payments will increase from one variable annuity payment calculation date to the next if the performance of the portfolio underlying the subaccounts, net of all charges, is greater than the AIR and will decrease if the performance of the portfolio underlying the subaccounts, net of all charges, is less than the AIR.

The "Hypothetical Illustration" graph below illustrates differences in monthly variable annuity payments assuming different investment returns. The graph assumes a single premium of $49,820; the entire premium was allocated to variable annuity payments; the AIR is 3.5%; the payment option is Single Life Annuity; a 80 year old male, and separate account charges of 1.35% and average portfolio expenses of 0.87%. This results in the receipt of an initial annuity payment in the amount of $500. The graph illustrates gross returns of 0.00%, 6.00%, and 10.00% (net returns after expenses are (2.22)%, 3.78%, and 7.78%, respectively).


                  [INSERT HYPOTHETICAL ILLUSTRATION CHART HERE]

===============================================================================================================================

                                 Monthly Payments Assuming Different Gross Portfolio Returns

===============================================================================================================================

               Monthly Payment at the                                        Gross Portfolio Returns*
                End of Contract Year
                                                     --------------------------------------------------------------------------
                                                                 0.0%                    6.0%                   10.0%
===============================================================================================================================
            Assumed First Monthly Payment                       $500                    $500                    $500
-------------------------------------------------------------------------------------------------------------------------------
                          1                                     $472                    $501                    $521
-------------------------------------------------------------------------------------------------------------------------------
                          2                                     $446                    $503                    $542
-------------------------------------------------------------------------------------------------------------------------------
                          3                                     $422                    $504                    $565
-------------------------------------------------------------------------------------------------------------------------------
                          4                                     $398                    $505                    $588
-------------------------------------------------------------------------------------------------------------------------------
                          5                                     $376                    $507                    $612
-------------------------------------------------------------------------------------------------------------------------------
                          6                                     $355                    $508                    $638
-------------------------------------------------------------------------------------------------------------------------------
                          7                                     $336                    $510                    $664
-------------------------------------------------------------------------------------------------------------------------------
                          8                                     $317                    $511                    $691
-------------------------------------------------------------------------------------------------------------------------------
                          9                                     $300                    $512                    $720
-------------------------------------------------------------------------------------------------------------------------------
                         10                                     $283                    $514                    $750
-------------------------------------------------------------------------------------------------------------------------------
                         11                                     $268                    $515                    $781
-------------------------------------------------------------------------------------------------------------------------------
                         12                                     $253                    $516                    $813
-------------------------------------------------------------------------------------------------------------------------------
                         13                                     $239                    $518                    $847
-------------------------------------------------------------------------------------------------------------------------------
                         14                                     $226                    $519                    $882
-------------------------------------------------------------------------------------------------------------------------------
                         15                                     $213                    $521                    $918
-------------------------------------------------------------------------------------------------------------------------------
                         16                                     $201                    $522                    $956
-------------------------------------------------------------------------------------------------------------------------------
                         17                                     $190                    $523                    $996
-------------------------------------------------------------------------------------------------------------------------------
                         18                                     $180                    $525                   $1,037
-------------------------------------------------------------------------------------------------------------------------------
                         19                                     $170                    $526                   $1,080
-------------------------------------------------------------------------------------------------------------------------------
                         20                                     $160                    $528                   $1,124
===============================================================================================================================

*    The corresponding net returns are (2.22)%, 3.78%, and 7.78%.

The "Monthly Payment Amounts with Different AIRs" graph below illustrates the differences in variable annuity payments between selecting the 3.5% and 5% AIR. The graph assumes a single premium of $49,820; the entire premium was allocated to variable annuity payments; the payment option is a single Life Annuity; 80 year old male; separate account charges of 1.35%; average portfolio expenses of 0.87%; and an annual return of the portfolios, after all expenses of 6%. Monthly variable annuity payments are shown with the 3.5% AIR and the 5% AIR.


                   [INSERT MONTHLY PAYMENT AMOUNTS CHART HERE]

           ========================================================================================================

                                          Monthly Payments Assuming Different AIRs
                                  (Net Portfolio Return = 6%, Gross Portfolio Return=8.22%)

           ========================================================================================================

                    Monthly Payment at the End of Year                                 AIR
                                                                ---------------------------------------------------
                                                                           3.5%                       5%
           ========================================================================================================
                       Assumed First Monthly Payment                      $500                     $547
           --------------------------------------------------------------------------------------------------------
                                     1                                    $512                     $552
           --------------------------------------------------------------------------------------------------------
                                     2                                    $524                     $557
           --------------------------------------------------------------------------------------------------------
                                     3                                    $537                     $563
           --------------------------------------------------------------------------------------------------------
                                     4                                    $550                     $568
           --------------------------------------------------------------------------------------------------------
                                     5                                    $563                     $574
           --------------------------------------------------------------------------------------------------------
                                     6                                    $577                     $579
           --------------------------------------------------------------------------------------------------------
                                     7                                    $591                     $585
           --------------------------------------------------------------------------------------------------------
                                     8                                    $605                     $590
           --------------------------------------------------------------------------------------------------------
                                     9                                    $620                     $596
           --------------------------------------------------------------------------------------------------------
                                    10                                    $635                     $601
           --------------------------------------------------------------------------------------------------------
                                    11                                    $650                     $607
           --------------------------------------------------------------------------------------------------------
                                    12                                    $666                     $613
           --------------------------------------------------------------------------------------------------------
                                    13                                    $682                     $619
           --------------------------------------------------------------------------------------------------------
                                    14                                    $698                     $625
           --------------------------------------------------------------------------------------------------------
                                    15                                    $715                     $631
           --------------------------------------------------------------------------------------------------------
                                    16                                    $733                     $637
           --------------------------------------------------------------------------------------------------------
                                    17                                    $750                     $643
           --------------------------------------------------------------------------------------------------------
                                    18                                    $768                     $649
           --------------------------------------------------------------------------------------------------------
                                    19                                    $787                     $655
           --------------------------------------------------------------------------------------------------------
                                    20                                    $806                     $661
           ========================================================================================================

     The annuity payment amounts shown reflect the deduction of all fees and expenses. Actual fees and expenses under the contract may be higher or lower, will vary from year to year, and will depend on how you allocate among the portfolios. The separate account charge is assumed to be at an annual rate of 1.35% of the average daily net assets.

     Upon request, we will furnish a customized illustration based on your individual circumstances and choice of annuity options.

                      STATEMENT OF ADDITIONAL INFORMATION


                            THE ONE INCOME ANNUITY


                                Issued through


                        PFL RETIREMENT BUILDER VARIABLE
                                ANNUITY ACCOUNT


                                  Offered by
                          PFL LIFE INSURANCE COMPANY


                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001


This Statement of Additional Information expands upon subjects discussed in the current prospectus for The One Income Annuity Contract offered by PFL Life Insurance Company. You may obtain a copy of the prospectus dated July 26, 1999, by calling 1-800-544-3152, or by writing to the Administrative and Service Office, Financial Markets Division-Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. The prospectus sets forth information that a prospective investor should know before investing in a contract. Terms used in the current prospectus for the contract are incorporated in this Statement of Additional Information.


This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectus for the contract and the PFL Retirement Builder Variable Annuity Account.

Dated:  July 26, 1999

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
GLOSSARY OF TERMS
THE CONTRACT--GENERAL PROVISIONS
     Transfers
     Delay of Transfers
     Entire Contract
     Assignment
     Beneficiary
     Change of Beneficiary
     Incontestability
     Misstatement of Age or Sex
     Modification of Contract
     Nonparticipating
     Owner
     Proof of Death
     Proof of Survival
     Death Before First Payment Date
     Protection of Proceeds

     Asset Allocation Models
FEDERAL TAX MATTERS
     Tax Status of the Contract
     Diversification Requirements
     Owner Control
     Required Distributions
     Taxation of PFL
INVESTMENT EXPERIENCE
     Annuity Unit Value and Annuity Payment Rates
STATE REGULATION OF PFL
ADMINISTRATION
RECORDS AND REPORTS
DISTRIBUTION OF THE CONTRACTS
OTHER PRODUCTS
CUSTODY OF ASSETS
HISTORICAL PERFORMANCE DATA
     Subaccount Yields
     Total Returns
     Other Performance Data
     Adjusted Hypothetical Performance Data
LEGAL MATTERS
INDEPENDENT AUDITORS
OTHER INFORMATION
FINANCIAL STATEMENTS

                               GLOSSARY OF TERMS

Annuitant and Secondary Annuitant--The person upon whose life the annuity payments are based. For joint options, annuity payments are based upon the lives of both the annuitant and secondary annuitant. Either the annuitant or the secondary annuitant generally must be no older than 80 years of age on the contract issue date.

Annuity Payments--Payments made by us to the payee pursuant to the payment option chosen. Annuity payments may be either fixed or variable or a combination of both.

Application--A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Assumed Investment Return or AIR--The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Beneficiary(ies)--The person(s) who may receive death proceeds or guaranteed payments under this contract when there is no longer a living annuitant (or last annuitant for joint options).

Contract Issue Date--The date the contract becomes effective. This will be stated in the contract. Generally, the date the initial premium is allocated to the separate account.

Net Investment Factor--A unit of measure used to reflect the change in variable annuity unit values in a subaccount from one valuation period to the next valuation period.

Owner(s)--"You," "your," and "yours." The person or entity named in the contract specifications section who may, while any annuitant is living, exercise all rights granted by the contract. The annuitant must be the owner, if the contract is a qualified contract. If there is a secondary annuitant, he or she may also be an owner (except for a qualified contract, where only one owner is permitted). The secondary annuitant is never required to be an owner.

Payee--The person or entity to whom annuity payments are paid.

Payment Date--The date an annuity payment is paid to the payee. We may require evidence that any annuitant(s) and/or payee is/are alive on the payment date.

Separate Account--PFL Retirement Builder Variable Annuity Account.

Subaccount--The investment options or divisions of the separate account. Each subaccount invests in a different portfolio of the funds. We may make additional subaccounts available in the future.

Successor Owner--The person named by the owner to whom ownership of the contract passes upon the owner's death. If the owner is also the annuitant, the annuitant's beneficiary is entitled to the death proceeds of the contract. If no person is named, the owner's estate shall be deemed the successor owner.

Valuation Day--Each day the New York Stock Exchange is open for trading and any other day when the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued. The determination of the variable annuity unit value is made at the end of each valuation day.

Variable Annuity Unit--Variable annuity payments are expressed in terms of variable annuity units, the value of which fluctuates in relation to the selected subaccounts.

Variable Annuity Payment Calculation Date--The date, no more than seven business days before each payment date, when the amount of the variable annuity payment is determined. If the New York Stock Exchange is closed on a variable annuity payment calculation date, we will determine the amount of annuity income on the next day it is open.

In order to supplement the description in the prospectus, the following provides additional information about PFL and the contract which may be of interest to a prospective purchaser. Words printed in italics in this Statement of Additional Information are defined in the Glossary of Terms, found on page 3.


                       THE CONTRACT--GENERAL PROVISIONS

Transfers

You may transfer amounts within the various subaccounts. You may also transfer amounts from variable to fixed annuity payments at any time. If you do, then the payment option for the fixed annuity payments will be a continuation of the payment option currently applicable to variable annuity payments. Transfers from fixed to variable annuity payments are not permitted. We may charge a fee for excessive transfers (we currently do not charge for transfers) or decline to accept excessive transfers.

Excessive trading activity can disrupt portfolio management strategy and increase portfolio expenses, which are borne by everyone participating in the portfolio regardless of their transfer activity.

In some cases, contracts may be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, market timing services obtain authorization from contract owner(s) to make transfers and exchanges among the subaccounts on the basis of perceived market trends. Because the large transfers of assets associated with market timing services may disrupt the management of the portfolios of the underlying funds, such transactions may hurt contract owners not utilizing the market timing service. Therefore, we may restrict or eliminate the right to make transfers among subaccounts if such rights are executed by a market timing firm or similar third party authorized to initiate transfers or exchange transactions on behalf of a contract owner(s).

In modifying such rights, we may, among other things, decline to accept:

 .    transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one contract owner, or

 .    transfer or exchange instructions of individual contract owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one contract owner at the same time.

We will impose such restrictions only if we believe that doing so will prevent harm to other contract owners.

Delay of Transfers

When you transfer amounts among the subaccounts, we will redeem shares of the appropriate portfolios at their prices as of the end of the current valuation period. Generally any subaccount you transfer to is credited at the same time. However, we may wait to credit the amount to a new subaccount until a subaccount you transfer from becomes liquid. This will happen only if (1) the subaccount you transfer to invests in a portfolio that accrues dividends on a daily basis and requires federal funds before accepting a purchase order, and (2) the subaccount you transfer from is investing in an equity portfolio in an illiquid position due to substantial redemptions or transfers that require it to sell portfolio securities in order to make funds available. The subaccount you transfer from will be liquid when it receives proceeds from sales of portfolio securities, the purchase of new contracts, or otherwise. During any period that we wait to credit a subaccount for this reason, the amount you transfer will be uninvested. After seven days the transfer will be made even if the subaccount you transfer from is not liquid.

Entire Contract

The entire contract is made up of the contract, and any riders, endorsements, or application (including any application supplement or investment allocation form). No change in or waiver of any provision of the contract is valid unless the change or waiver is signed by the President or Secretary of PFL.

Assignment

The option to assign is only available for non-tax qualified annuities. Only you may make an assignment of this contract. You must notify us in writing to assign this contract. No change will apply to any action taken by us before the written notice was received. We are not responsible for the validity or the effect of an assignment.

Beneficiary

The beneficiary is named in the contract specifications section of the contract or in a subsequent endorsement. More than one beneficiary may be named. The rights of any beneficiary will be subject to all the provisions of the contract. You may impose other limitations with our consent.

If any primary or contingent beneficiary dies before the annuitant, that beneficiary's interest in this contract ends with that beneficiary's death. Only those beneficiaries living at the time of the annuitant's death will be eligible to receive their share of the death benefits. In the event no contingent beneficiaries have been named and all primary beneficiaries have died before the death benefits become payable, the owner(s) will become the beneficiary(ies) unless elected otherwise. If both primary and contingent beneficiaries have been named, payment will be made to the named primary beneficiaries living at the time the death proceeds become payable. If there is more than one beneficiary and you failed to specify their interest, they will share equally. Payment will be made to the named contingent beneficiary(ies) only if all primary beneficiaries have died before the death benefits become payable. If any primary beneficiary is alive at the time the death benefits become payable, but dies before receiving their payment, their share will be paid to their estate.

Change of Beneficiary

You may change the beneficiary while the annuitant is living, unless an irrevocable one has been named. Change is made by written notice. The change takes effect on the date the written notice was signed, and the written notice must have been postmarked on or before the date of the annuitant's death. No change will apply to any annuity payment made before the written notice was received. We may require return of the contract for endorsement before making a change.

Incontestability

The contract is incontestable from the contract issue date.

Misstatement of Sex or Age

If the age or sex of any annuitant has been misstated, the annuity payments will be those which the premium paid would have purchased for the correct age and sex. Any underpayment made by us will be paid with the next annuity payment. Any overpayment made by us will be deducted from future annuity payments. Any underpayment or overpayment will include interest at 5% per year, from the date of the incorrect payment to the date of the adjustment.

Modification of Contract

No change in the contract is valid unless made in writing.

Nonparticipating

Your contract is nonparticipating. This means we do not pay dividends on it. Your contract will not share in our profits or surplus earnings.

Owner

You, the owner, are named in the contract specifications section. You may, while any annuitant is living, exercise all rights granted by the contract. These rights are subject to the rights of any assignee or living irrevocable beneficiary. "Irrevocable" means that you have given up your right to change the beneficiary named.

Unless we have been notified of a community or marital property interest in the contract, we will rely on our good faith belief that no such interest exists and will assume no responsibility for inquiry.

Proof of Death

Any beneficiary claiming an interest in the contract must provide us in writing with due proof of death of the payee/annuitant and/or secondary annuitant (if any). We will not be responsible for annuity payments made before we receive due proof of death at the Administrative and Service Office.

Proof of Survival

If annuity payments under the contract depend on a person being alive on a given date, proof of survival may be required by us prior to making annuity payments.

Death Before First Payment Date

If any owner, who is an annuitant, dies before the first payment date, the amount of the death proceeds is the premium plus or minus the investment performance of the subaccounts. If any owner, who is not an annuitant, dies before the first payment date, the successor owner may direct the owner's interest in the contract to be distributed as follows:

 .    one cash lump sum to be distributed within five years of the deceased owner's death; or

 .    annuitize the value of the annuity payments over the lifetime of the successor owner with payments to begin within one year of the owner's death; or

 .    annuitize the value of the annuity payments over a period that does not exceed the life expectancy of the successor owner, as defined by the Internal Revenue Code of 1986, as amended (Code), with payments to begin within one year of the owner's death.

If the deceased owner was also an annuitant, the annuitant's beneficiary is entitled to the benefit described above. If no person is named as the successor owner, the owner's estate shall be deemed the successor owner.

Non-natural successor owners may only choose a lump sum distribution. For qualified contracts, any option chosen must meet the requirements of the Code.

Protection of Proceeds

Unless you so direct by filing written notice with us, no beneficiary may assign payments under the contract before the same are due. To the extent permitted by law, no payments under the contract will be subject to the claims of creditors of any beneficiary.

Asset Allocation Models

General. Rather than selecting individual portfolios (i.e., being "Self-
-------
Directed") you can select one of four investment allocation models that are listed on the Investment Allocation Form (which is part of the application). The amount invested in each subaccount will vary depending on the model's particular asset allocation percentages. The asset allocation percentages for each model are shown on the Investment Allocation Form. The four investment allocation models, listed in descending percentage of equity holdings, are:

 .    Growth Model
 .    Growth & Income Model
 .    Balanced Model
 .    Conservative Growth Model

The models are general asset mixes. They were developed by Banc One Investment Advisors Corporation and may or may not be appropriate for you. Banc One Investment Advisors Corporation serves as an investment advisor to the One Group Investment Trust Portfolios for which it receives a fee. Banc One Investment Advisors is not providing investment advice or any other service to you. There is no guarantee that the models will achieve any desired results or objectives.

The models should not be considered personal investment advice or serve as the sole or primary basis for making investment decisions. You should consider factors such as your age, goals and risk tolerance in selecting a model. You are solely responsible for determining if a model is right for you.

Before selecting a model, please note:
 .    only one model can be used at a time;
 .    you cannot allocate premium to any other subaccount if you select a model;
 .    each model's allocation percentages may change (which terminates that model);
 .    transfers you make between the various subaccounts will terminate your model; and
 .    transfers from variable to fixed payments will be pro rata from the applicable subaccounts.

Rebalancing. Each model will be automatically rebalanced each year on the
-----------
contract anniversary date. Rebalancing a model may involve transferring from subaccounts with higher returns into subaccounts with relatively lower returns in order to maintain the model's asset allocation percentages. Transfers made as a result of automatic rebalancing are not counted against your 6 free transfers (in the event transfer fees are imposed in the future). Automatic rebalancing ends upon the termination of a model.

Termination. You can stop using (i.e., terminate) a model at any time by
-----------
notifying us at our administrative and service office or by transferring amounts between the various subaccounts.

A model will also terminate if you are notified that it will be replaced with a "new" model with different asset allocation percentages. Before you can use the "new" model, you must sign and return to us within 45 days after the date of the notice, a consent form accepting the new asset allocation percentages. Absent your timely affirmative consent, you will:

 .    keep your current asset allocation percentages;
 .    be considered "Self-Directed"; and
 .    not receive automatic rebalancing.

                              FEDERAL TAX MATTERS

Tax Status of the Contracts

The discussion in the prospectus assumes that the contracts qualify as "annuity contracts" for federal income tax purposes under the Code.

Diversification Requirements. Section 817(h) of the Code provides that separate
----------------------------
account investments underlying a contract must be "adequately diversified" in accordance with Treasury Department regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The separate account, through each underlying fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various subaccounts may be invested. Although PFL does not have direct control over the underlying funds in which the separate account invests, PFL believes that each fund will meet the diversification requirements, and therefore, the contract will be treated as an annuity contract under the Code.

Owner Control. In certain circumstances, owners of variable annuity contracts
-------------
may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possessed incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policy-holders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

The ownership rights under the contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the contract owner has the choice of several subaccounts in which to allocate the premium, and may be able to transfer among subaccounts more frequently than in such rulings. In addition, the contract provides for more subaccounts than did the variable contracts that were the subject of such rulings. These differences could result in a contract owner being treated as the owner of the assets of the separate account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the owner of the separate account's assets.

Required Distributions. In order to be treated as an annuity contract for
----------------------
federal income tax purposes, section 72(s) of the Code requires any non-qualified contract to provide that: (a) if any contract owner dies on or after the Annuity Starting Date (as defined in the prospectus) but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that contract owner's death; and (b) if any contract owner dies prior to the Annuity Staring Date, the entire interest in the contract will be distributed within five years after the date of the contract owner's death. These requirements will be considered satisfied as to any portion of the contract owner's interest that is payable to or for the benefit of a "designated beneficiary," and that is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that contract owner's death. The "designated beneficiary" for these purposes is the person who becomes the new owner of the contract upon a contract owner's death and must be a natural person. However, if the contract owner's sole designated beneficiary is the surviving spouse of the contract owner, the contract may be continued with the surviving spouse as the new contract owner. The Code further provides that if the contract owner is not an individual, the primary annuitant shall be treated as the contract owner for purposes of making distributions that are required to be made upon the death of the contract owner. (The primary annuitant is the individual the events in the life of whom are of primary importance in effecting the timing and amount of the payout under the contract. If there is a change in the primary annuitant, such change shall be treated as the death of the contract owner. The contract does not permit a change of the annuitants, however.

Non-qualified contracts contain provisions that are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. PFL will review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. Qualified contracts are subject to similar provisions.

Taxation of PFL

PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of PFL and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the separate account, we may make a charge to the separate account.

                             INVESTMENT EXPERIENCE

A "net investment factor" is used to determine the value of variable annuity units and to determine the amount of annuity payments as follows:

Annuity Unit Value and Annuity Payment Rates

The amount of variable annuity payments will vary with variable annuity unit values. Variable annuity unit values rise if the net investment performance of the subaccount exceeds the assumed investment return. Conversely, variable annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $1.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

     (a) is the variable annuity unit value for that subaccount on the immediately preceding business day;

     (b) is the net investment factor for that subaccount for the valuation period; and

     (c)  is the daily factor for the valuation period.

The daily factor for the valuation period is a discount factor that reflects the assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the contract used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a)  is the net result of:

          (1) the net asset value of a fund share held in that subaccount determined at the end of the current valuation period; plus

          (2) the per share amount of any dividend or capital gain distributions made by the fund for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus

          (3) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the investment operations of the subaccount;

     (b) is the net asset value of a fund share held in that subaccount determined as of the end of the immediately preceding valuation period; and

     (c) is an amount representing the separate account charge as shown in the specifications section of the contract.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable variable annuity unit values.

   Illustrations of Calculations for Annuity Unit Value and Variable Annuity
   -------------------------------------------------------------------------
   Payments
   --------

Formula and Illustration for Determining Annuity Unit Value in each Subaccount

Variable annuity unit value = V = A x B x C

Where:   A = variable annuity unit value for the immediately preceding valuation period.

         B = net investment factor for the valuation period for which the variable annuity unit value is being calculated.

         C = a daily factor to neutralize the assumed investment return built into the annuity tables used.

         C = (1/(1+AIR))     (1/365) = 0.999905754 (3.5% AIR) OR 0.999866337 (5%
                                              AIR)

For example, if the AIR is 5% and:            A = $20 on the day prior to the
                                                  first payment
                                              B = 1.01

                                              C = 1/(1.05)(1/365) = 0.999866337


Then, the variable annuity unit value is equal to V  = A x B x C
                                                     = $20 x 1.01 x .999866337
                                                     = 20.1973

              Formula and Illustration for Determining Amount of
                    First Monthly Variable Annuity Payment

First monthly variable annuity payment = P = (D x E)/$1,000

Where:            D = the contract value as of the contract issue date.

                  E = the annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the contract.


For example if:   D = $100,000
                  E = 7.00

Then, the first monthly variable annuity payment is equal to P = (D x E)/$1,000
                                                               = ($100,000 x
                                                                 7.00)/$1,000
                                                               =   $700

Formula and Illustration for Determining the Number of Annuity Units Represented
   by Each Monthly Variable Annuity Payment (assuming investment in only one
                                  Subaccount)

Number of variable annuity units = U = P/V

Where:            P = the dollar amount of the first monthly variable annuity payment.

                  V = the variable annuity unit value for the valuation date on which the first monthly payment is due.

For example if:   P = $700

                  V = 20.1973

Then, the variable annuity units is equal to U       = P/V
                                                     = $700/20.1973
                                                     = 34.6581 units

  Formula and Illustration for Determining a Future Monthly Variable Annuity
             Payment (assuming investment in only one Subaccount)

Monthly variable annuity payment = P = U x V

Where:            U = the variable annuity units

                  V = the variable annuity unit value for the valuation date on which the future monthly payment is due.


For example if:   U = 34.6581
                  V = 20.6970 (the variable annuity unit value increased since issue)

Then, the amount of the monthly variable annuity payment  = U x V
                                                          = 34.6581 x 20.6970
                                                          = $717.32

If the variable annuity unit value had actually decreased to V = 19.6970, the resulting monthly variable annuity payment would = U x V
                                                 = 34.6581 x 19.6970
                                                 = $682.66

Illustration 4 assumes that no transfers or surrenders are made between determining the number of variable annuity units and determining the future monthly variable annuity payment; therefore, the number of variable annuity units in Illustrations 3 and 4 are the same.

                            STATE REGULATION OF PFL

We are subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering our operation for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine our contract liabilities and reserves so that the Division may determine the items are correct. Our books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we may operate.


                                ADMINISTRATION

We perform administrative services for the contracts. These services include issuance of the contracts, maintenance of records concerning the contracts, and certain valuation services.

                              RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by us. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, we will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                         DISTRIBUTION OF THE CONTRACTS

The contracts are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the contracts is continuous and we do not anticipate discontinuing the offering of the contracts. However, we reserve the right to discontinue the offering of the contracts.

AFSG Securities Corporation, an affiliate of PFL, is the principal underwriter of the contracts and may enter into agreements with broker-dealers for the distribution of the contracts.

                                OTHER PRODUCTS

We make other variable annuity contracts available that may also be funded through the separate account. These variable annuity contracts may have different features, such as different investment options or charges.

                               CUSTODY OF ASSETS

The assets of each of the subaccounts of the separate account are held by us. The assets of each of the subaccounts of the separate account are segregated and held separate and apart from the assets of the other subaccounts and from our general account assets. We maintain records of all purchases and redemptions of shares of the underlying funds held by each of the subaccounts. Additional protection for the assets of the separate account is afforded by our fidelity bond, presently in the amount of $5,000,000, covering the acts of our officers and employees.

                          HISTORICAL PERFORMANCE DATA

Subaccount Yields


We may from time to time advertise or disclose the current annualized yield of one or more of the subaccounts of the separate account for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the subaccount less subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, compounding that yield for a 6-month period, and (iv) multiplying that result by
2. Expenses attributable to the subaccount include the separate account charge. The 30-day yield is calculated according to the following formula:

                   Yield = 2 x ((((NI-ES)/(U x UV)) + 1)/6/-1)

Where:

NI = net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.

ES = expenses of the subaccount for the 30-day period.

U =  the average number of units outstanding.

UV = the unit value at the close (highest) of the last day in the 30-day period.

Because of the charges imposed by the separate account, the yield for a subaccount of the separate account will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes or surrender charges that may be applicable to a particular contract.

The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

Total Returns

We may from time to time also advertise or disclose total returns for one or more of the subaccounts of the separate account for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which we calculate on each business day based on the performance of the subaccount's underlying portfolio, and the deduction for the separate account charge. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                              P (1 + T)/n/ = ERV

Where:

T =   the average annual total return net of subaccount recurring charges.

ERV = the ending redeemable value of the hypothetical account at the end of the period.

P =   a hypothetical initial payment of $1,000.

N =   the number of years in the period.

Other Performance Data

We may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above.

We may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula. The charges reflected in the cumulative total returns include the actual total annual portfolio expenses of the applicable fund and the separate account charge of 1.35%.

                               CTR = (ERV / P)-1

Where:

CTR = the cumulative total return net of subaccount recurring charges for the period.

ERV = the ending redeemable value of the hypothetical investment at the end of the period.

P =   a hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.


Adjusted Historical Performance Data

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the separate account commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of contract charges that were in effect at the inception of the subaccounts.

                                 LEGAL MATTERS

Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the contracts has been provided to us by Sutherland, Asbill & Brennan LLP, of Washington D.C.

                             INDEPENDENT AUDITORS

The statutory-basis financial statements and schedules of PFL as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, Suite 3400, 801 Grand Avenue, Des Moines, Iowa 50309.

                               OTHER INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in the prospectus or this Statement of Additional Information. Statements contained in the prospectus and this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                             FINANCIAL STATEMENTS

The values of the interest of owners in the separate account will be affected solely by the investment results of the selected subaccount(s). The statutory-basis financial statements of PFL, which are included in this Statement of Additional Information, should be considered only as bearing on PFL's ability to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

PART C       OTHER INFORMATION

Item 24.     Financial Statements and Exhibits

        (a)  Financial Statements

             All required financial statements are included in Part B of this Registration Statement.

        (b)  Exhibits:

             (1)    (a)   Resolution of the Board of Directors of PFL Life
                          Insurance Company authorizing establishment of the Separate Account. Note 1

             (2)          Not Applicable.

             (3)    (a)   Principal Underwriting Agreement by and between PFL
                          Life Insurance Company, on its own behalf and on behalf of the Separate Account, and AFSG Securities
                          Corporation. Note 3


                    (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 3

             (4)    (a)   Form of the Contract for The One Income Annuity. Note
                          5

             (5)    (a)   Form of Application for The One Income Annuity. Note 6

             (6)    (a)   Articles of Incorporation of PFL Life Insurance
                          Company. Note 1

                    (b)   ByLaws of PFL Life Insurance Company.   Note 1

             (7)          Not Applicable.

             (8)    (a)   Participation Agreement by and among One Group
                          Investment Trust, Nationwide Advisory Services,
                          Nationwide Investors Services and PFL Life Insurance
                          Company. Note 7

             (9)          Opinion and Consent of Counsel. Note 6

             (10)   (a)   Consent of Independent Auditors.  Note 7

             (10)   (b)   Opinion and Consent of Actuary.   Note 6

             (11)         Not applicable.

             (12)         Not applicable.

             (13)         Performance Data Calculations.  Note 8

             (14)         Powers of Attorney. (Patrick S. Baird, Craig D.
                          Vermie, William L. Busler, Douglas C. Kolsrud, Robert
                          J. Kontz) Note 1 (Brenda K. Clancy) Note 2 (Larry N. Norman) Note 4

Note 1. Incorporated herein by reference to the Initial filing of Registrants Form N-4 Registration Statement (File No. 333-7509) on July 3, 1996.

Note 2. Incorporated herein by reference to the Registrants filing of Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-7509) on December 6, 1996.

Note 3. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-7509) on April 30, 1998.

Note 4. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-7509) on July 16, 1998.

Note 5. Incorporated herein by reference to the Registrant's filing of Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-7509) on December 11, 1998.

Note 6. Filed with the Initial Form N-4 Registration Statement (File 333-78743) on May 19, 1999.

Note 7.      Filed herewith.

Note 8.      To be filed by amendment.

Item 25. Directors and Officers of the Depositor (PFL Life Insurance Company)

  Name and Business Address       Principal Positions and Offices with Depositor
  -------------------------       ----------------------------------------------

  William L. Busler               Director, Chairman of the Board and President
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Patrick S. Baird                Director, Senior Vice President and Chief
  4333 Edgewood Road, N.E.        Officer Operating
  Cedar Rapids, Iowa 52499-0001

  Craig D. Vermie                 Director, Vice President, Secretary
  4333 Edgewood Road, N.E.        and General Counsel
  Cedar Rapids, Iowa 52499-0001

  Douglas C. Kolsrud              Director, Senior Vice President,
  4333 Edgewood Road, N.E.        Chief Investment Officer and Corporate
  Cedar Rapids, Iowa 52499-0001   Actuary

  Larry N. Norman                 Director and Executive Vice President
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Robert J. Kontz                 Vice President and Corporate Controller
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Brenda K. Clancy                Vice President, Treasurer and Chief Financial
  4333 Edgewood Road, N.E.        Officer
  Cedar Rapids, Iowa 52499-0001

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

                                  Jurisdiction of     Percent of Voting
Name                              Incorporation       Securities Owned               Business
----                              ---------------     ----------------               --------
AEGON N.V.                        Netherlands         53.63% of Vereniging           Holding company
                                  Corporation         AEGON Netherlands
                                                      Membership Association

Groninger Financieringen B.V.     Netherlands         100% of AEGON N.V.             Holding company
                                  Corporation         Netherlands Corporation

AEGON Netherland N.V.             Netherlands         100% of AEGON N.V.             Holding company
                                  Corporation         Netherlands Corporation

AEGON Nevak Holding B.V.          Netherlands         100% of AEGON N.V.             Holding company
                                  Corporation         Netherlands Corporation

AEGON International N.V.          Netherlands         100% of AEGON N.V.             Holding company
                                  Corporation         Netherlands Corporation

Voting Trust                        Delaware                                                  Voting Trust
Trustees:
K.J. Storm
Donald J. Shepard
H.B. Van Wijk
Dennis Hersch

AEGON U.S. Holding                  Delaware               100% of Voting Trust               Holding company
Corporation

Short Hills Management              New Jersey             100% of AEGON U.S.                 Holding company
Company                                                    Holding Corporation


CORPA Reinsurance                   New York               100% of AEGON U.S.                 Holding company
Company                                                                                       Holding Corporation

AEGON Management                    Indiana                100% of AEGON U.S.                 Holding company
Company                                                                                       Holding Corporation

RCC North America Inc.              Delaware               100% of AEGON U.S.                 Holding company
                                                                                              Holding Corporation

AEGON USA, Inc.                     Iowa                   100% AEGON U.S.                    Holding company
                                                                                              Holding Corporation

AUSA Holding Company                Maryland               100% AEGON USA, Inc.               Holding company

Monumental General Insurance        Maryland               100% AUSA Holding Co.              Holding company
Group, Inc.

Trip Mate Insurance Agency, Inc.    Kansas                 100% Monumental General            Sale/admin. of travel
                                                           Insurance Group, Inc.              insurance

Monumental General                  Maryland               100% Monumental General            Provides management
Administrators, Inc.                                       Insurance Group, Inc.              srvcs. to unaffiliated
                                                                                              third party administrator

Executive Management and            Maryland               100% Monumental General            Provides actuarial
Consultant Services, Inc.                                  Administrators, Inc.               consulting services

Monumental General Mass             Maryland               100% Monumental General            Marketing arm for
Marketing, Inc.                                            Insurance Group, Inc.              sale of mass marketed
                                                                                              insurance coverages

Diversified Investment              Delaware               100% AUSA Holding Co.              Registered investment
Advisors, Inc.                                                                                advisor


Diversified Investors Securities    Delaware               100% Diversified Investment        Broker-Dealer
Corp.                                                                                         Advisors, Inc.

AEGON USA Securities, Inc.          Iowa                   100% AUSA Holding Co.              Broker-Dealer

Supplemental Ins. Division, Inc.    Tennessee              100% AUSA Holding Co.              Insurance

Creditor Resources, Inc.            Michigan               100% AUSA Holding Co.              Credit insurance

CRC Creditor Resources              Canada                 100% Creditor Resources, Inc.      Insurance agency
Canadian Dealer Network Inc.

AEGON USA Investment                Iowa                   100% AUSA Holding Co.              Investment advisor
Management, Inc.

AEGON USA Realty                    Iowa                   100% AUSA Holding Co.              Provides real estate
Advisors, Inc.                                                                                administrative and real
                                                                                              estate investment services

Quantra Corporation                 Delaware               100% AEGON USA Realty              Real estate and financial
                                                           Advisors, Inc.                     software production and
                                                                                              sales

Quantra Software Corporation        Delaware               100% Quantra Corporation           Manufacture and sell
                                                                                              mortgage loan and security
                                                                                              management software

Landauer Realty Advisors, Inc.      Iowa                   100% AEGON USA Realty              Real estate counseling
                                                                                              Advisors, Inc.

Landauer Associates, Inc.           Delaware               100% AEGON USA Realty              Real estate counseling
                                                                                              Advisors, Inc.

Realty Information Systems, Inc.    Iowa                   100% AEGON USA Realty              Information Systems for
                                                           Advisors, Inc.                     real estate investment
                                                                                              management

AEGON USA Realty                    Iowa                   100% AEGON USA                     Real estate management
Management, Inc                                            Realty Advisors, Inc.

USP Real Estate Investment Trust    Iowa                   21.89% First AUSA Life             Real estate investment
                                                           Ins. Co , 13.11% PFL Life          trust
                                                           Ins. Co.  4.86% Bankers
                                                           United Life Assurance Co.

RCC Properties Limited              Iowa                   AEGON USA Realty                   Limited Partnership
Partnership                                                Advisors Inc. is General
                                                           Partner and 5% owner.

AUSA Financial Markets, Inc.        Iowa                   100% AUSA Holding Co.              Marketing

Endeavor Investment Advisors        California             49.9% AUSA Financial               General Partnership
                                                                                              Markets, Inc.

Universal Benefits Corporation      Iowa                   100% AUSA Holding Co.              Third party administrator

Investors Warranty of               Iowa                   100% AUSA Holding Co.              Provider of automobile
America, Inc.                                                                                 extended maintenance
                                                                                              contracts

Massachusetts Fidelity Trust Co.    Iowa                   100% AUSA Holding Co.              Trust company

Money Services, Inc.                Delaware               100% AUSA Holding Co.              Provides financial
                                                           counseling  for employees          and agents of affiliated
                                                                                              companies

Zahorik Company, Inc.               California             100% AUSA Holding Co.              Broker-Dealer

ZCI, Inc.                           Alabama                100% Zahorik Company, Inc.         Insurance agency

AEGON Asset Management              Delaware               100% AUSA Holding Co.              Registered investment
Services, Inc.                                                                                advisor

Intersecurities, Inc.               Delaware               100% AUSA Holding Co.              Broker-Dealer

Associated Mariner Financial        Michigan               100% Intersecurities, Inc.         Holding co./management
Group, Inc.                                                                                   services

Mariner Financial Services, Inc.    Michigan               100% Associated Mariner            Broker/Dealer
                                                           Financial Group, Inc.

Mariner Planning Corporation        Michigan               100% Mariner Financial             Financial planning
                                                           Services, Inc.

Associated Mariner Agency, Inc.     Michigan               100% Associated Mariner            Insurance agency
                                                           Financial Group, Inc.

Associated Mariner Agency           Hawaii                 100% Associated Mariner            Insurance agency
of Hawaii, Inc.                                            Agency, Inc.

Associated Mariner Ins. Agency      Massachusetts          100% Associated Mariner            Insurance agency
of Massachusetts, Inc.                                     Agency, Inc.

Associated Mariner Agency           Ohio                   100% Associated Mariner            Insurance agency
Ohio, Inc.                                                 Agency, Inc.

Associated Mariner Agency           Texas                  100% Associated Mariner            Insurance agency
Texas, Inc.                                                Agency, Inc.

Associated Mariner Agency           New Mexico             100% Associated Mariner            Insurance agency
New Mexico, Inc.                                           Agency, Inc.

Mariner Mortgage Corp.              Michigan               100% Associated Mariner            Mortgage origination
                                                           Financial Group, Inc.

Idex Investor Services, Inc.        Florida                100% AUSA Holding Co.              Shareholder services

Idex Management, Inc.               Delaware               50% AUSA Holding Co.               Investment advisor
                                                                                              50% Janus Capital Corp.

IDEX Series Fund                    Massachusetts          Various                            Mutual fund

First AUSA Life Insurance           Maryland               100% AEGON USA, Inc.               Insurance holding Company
                                                           company

AUSA Life Insurance                 New York               100% First AUSA Life               Insurance
Company, Inc.                                              Insurance Company

Life Investors Insurance            Iowa                   100% First AUSA Life               Insurance
Company of America                                         Ins. Co.

Life Investors Alliance, LLC        Delaware               100% LIICA                         Purchases, own, and hold
                                                                                              the equity interest of other
                                                                                              entities

Bankers United Life                 Iowa                   100% Life Investors Ins.           Insurance
Assurance Company                                          Company of America

Life Investors Agency               Iowa                   100% Life Investors Ins.           Marketing
Group, Inc.                                                Company of America

PFL Life Insurance Company          Iowa                   100% First AUSA Life               Insurance
                                                           Ins. Co.

AEGON Financial Services            Minnesota              100% PFL Life Insurance Co.        Marketing
Group, Inc.

AEGON Assignment Corporation        Kentucky               100% AEGON Financial               Administrator of structured
of Kentucky                                                Services Group, Inc.               settlements

AEGON Assignment Corporation        Illinois               100% AEGON Financial               Administrator of structured
                                                           Services Group                     settlements

Southwest Equity Life Ins. Co.      Arizona                100% of Common Voting              Insurance
                                                           Stock
                                                           First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance Co.    Arizona                100% of Common Voting              Insurance
                                                           Stock
                                                           First AUSA Life Ins. Co.

Western Reserve Life Assurance      Ohio                   100% First AUSA Life               Insurance
Co. of Ohio                                                Ins. Co.

WRL Series Fund, Inc.               Maryland               Various                            Mutual fund

WRL Investment Services, Inc.       Florida                100% Western Reserve Life          Provides administration for
                                                           Assurance Co. of Ohio              affiliated mutual fund

WRL Investment                      Florida                100% Western Reserve Life          Registered investment
Management, Inc.                                           Assurance Co. of Ohio              advisor

AEGON Equity Group, Inc.            Florida                100% Western Reserve Life          Insurance agency
                                                           Assurance Co. of Ohio


ISI Insurance Agency, Inc.          California             100% Western Reserve Life          Insurance agency
                                                           Assurance Co. of Ohio

ISI Insurance Agency                Ohio                   100% ISI Insurance                 Insurance agency
of Ohio, Inc.                                              Agency Inc.

ISI Insurance Agency                Texas                  100% ISI Insurance                 Insurance agency
of Texas, Inc.                                             Agency Inc.

ISI Insurance Agency                Massachusetts          100% ISI Insurance                 Insurance Agency
of Massachusetts, Inc.                                     Agency Inc.

Monumental Life Insurance Co.       Maryland               100% First AUSA Life               Insurance
                                                           Ins. Co.

AEGON Special Markets               Maryland               100% Monumental Life               Marketing
Group, Inc.                                                Ins. Co.

Monumental General Casualty Co.     Maryland               100% First AUSA Life               Insurance
                                                           Ins. Co.

United Financial Services, Inc.     Maryland               100% First AUSA Life               General agency
                                                           Ins. Co.

Bankers Financial Life Ins. Co.     Arizona                100% First AUSA Life               Insurance
                                                           Ins. Co.

The Whitestone Corporation          Maryland               100% First AUSA Life               Insurance agency
                                                           Ins. Co.

Cadet Holding Corp.                 Iowa                   100% First AUSA Life               Holding company
                                                           Ins. Co.

Commonwealth General                Delaware               100% AEGON USA, Inc.               Holding company
Corporation ("CGC")

PB Series Trust                     Massachusetts          N/A                                Mutual fund

Monumental Agency Group, Inc.       Kentucky               100%  CGC                          Provider of srvcs. to ins.
                                                                                              cos.

Benefit Plans, Inc.                 Delaware               100% CGC                           TPA for Peoples Security
Life Insurance Company

Durco Agency, Inc.                  Virginia               100% Benefit Plans, Inc.           General agent

Commonwealth General.               Kentucky               100% CGC                           Administrator of structured
Assignment Corporation                                                                        settlements

AFSG  Securities Corporation        Pennsylvania           100% CGC                           Broker-Dealer

PB Investment Advisors, Inc.        Delaware               100% CGC                           Registered investment
                                                                                              advisor

Diversified Financial Products Inc. Delaware               100% CGC                           Provider of investment,
                                                                                              marketing and admin.
                                                                                              services to ins. cos.

AEGON USA Real Estate               Delaware               100% Diversified Financial         Real estate and mortgage
Services, Inc.                                             Products Inc..                     holding company

Capital Real Estate                 Delaware               100% CGC                           Furniture and equipment
Development Corporation                                                                       lessor

Capital General Development         Delaware               100% CGC                           Holding company
Corporation

Ammest Realty Corporation           Texas                  100% Peoples Security Life         Special purpose subsidiary
                                                           Insurance Company

JMH Operating Company, Inc.         Mississippi            100% Peoples Security Life         Real estate holdings
                                                           Insurance Company

Independence Automobile             Florida                100% Capital Security              Automobile Club
Association, Inc.                                          Life Insurance Company

Independence Automobile             Georgia                100% Capital Security              Automobile Club
Club, Inc.                                                 Life Insurance Company

Capital 200 Block Corporation       Delaware               100% CGC                           Real estate holdings

Capital Broadway Corporation        Kentucky               100% CGC                           Real estate holdings

Southlife, Inc.                     Tennessee              100% CGC                           Investment subsidiary

Ampac Insurance Agency, Inc.        Pennsylvania           100% CGC                           Provider of management
(EIN 23-1720755)                                                                              support services

National Home Life Corporation      Pennsylvania           100% Ampac Insurance               Special-purpose subsidiary
                                                           Agency, Inc.

Compass Rose Development            Pennsylvania           100% Ampac Insurance               Special-purpose subsidiary
Corporation                                                Agency, Inc.

Frazer Association Consultants,     Illinois               100% Ampac Insurance               TPA license-holder
Inc.                                                       Agency, Inc.

Valley Forge Associates, Inc.       Pennsylvania           100% Ampac Insurance               Furniture & equipment
                                                           Agency, Inc.                       lessor

Veterans Benefits Plans, Inc.       Pennsylvania           100% Ampac Insurance               Administrator of group
                                                           Agency, Inc.                       insurance programs

Veterans Insurance Services, Inc.   Delaware               100% Ampac Insurance               Special-purpose subsidiary
                                                           Agency, Inc.

Academy Insurance Group, Inc.       Delaware               100% CGC                           Holding company

Academy Life Insurance Co.          Missouri               100% Academy Insurance             Insurance company
                                                           Group, Inc.

Pension Life Insurance              New Jersey             100% Academy Insurance             Insurance company
Company of America                                         Group, Inc.

Academy Services, Inc.              Delaware               100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Ammest Development Corp. Inc.       Kansas                 100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Ammest Insurance Agency, Inc.       California             100% Academy Insurance             General agent
                                                           Group, Inc.

Ammest Massachusetts                Massachusetts          100% Academy Insurance             Special-purpose subsidiary
Insurance Agency, Inc.                                     Group, Inc.

Ammest Realty, Inc.                 Pennsylvania           100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Ampac,  Inc.                        Texas                  100% Academy Insurance             Managing general agent
                                                           Group, Inc.

Ampac Insurance Agency, Inc.        Pennsylvania           100% Academy Insurance             Special-purpose subsidiary
(EIN 23-2364438)                                           Group, Inc.

Data/Mark Services, Inc.            Delaware               100% Academy Insurance             Provider of mgmt. services
                                                           Group, Inc.

Force Financial Group, Inc.         Delaware               100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Force Financial Services, Inc.      Massachusetts          100% Force Fin. Group, Inc.        Special-purpose subsidiary

Military Associates, Inc.           Pennsylvania           100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

NCOA Motor Club, Inc.               Georgia                100% Academy Insurance             Automobile club
                                                           Group, Inc.

NCOAA Management Company            Texas                  100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Unicom Administrative               Pennsylvania           100% Academy Insurance             Provider of admin.
Services, Inc.                                             Group, Inc.                        services


Unicom Administrative               Germany                100%Unicom Administrative          Provider of admin.
Services, GmbH                                             Services, Inc.                     services

Capital Liberty, L.P.               Delaware               79.2% Commonwealth Life            Holding Company
                                                           Insurance Company
                                                           19.8% Peoples Security Life
                                                           Insurance Company
                                                           1% CGC

Commonwealth General LLC            Turks &                100% CGC                           Special-purpose subsidiary
                                    Caicos Islands

Peoples Benefit Life                Missouri               3.7% CGC                           Insurance company
Insurance Company                                          20% Capital Liberty, L.P.
                                                           76.3% Monumental Life
                                                           Insurance Co.

Veterans Life Insurance Co.         Illinois               100% Peoples Benefit               Insurance company
                                                           Life Insurance Company

Peoples Benefit Services, Inc.      Pennsylvania           100% Veterans Life Ins. Co.        Special-purpose subsidiary

     Item 27. Number of Contract Owners

            As of December 31, 1998, there were no Contract owners.

     Item 28. Indemnification

     The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

     Insofar as indemnification for liabilities arising under the Securities Act of 933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Item 29. Principal Underwriters

                  AFSG Securities Corporation
                  4333 Edgewood Road, N.E.
                  Cedar Rapids, Iowa 52499-0001

     The directors and officers of AFSG Securities Corporation are as follows:

     Larry N. Norman                Sarah J. Strange
     Director and President         Director and Vice President

     Frank A. Camp                  Bob Warner
     Director and Secretary         Assistant Compliance Office

     Lisa Wachendorf                Linda Gilmer
     Vice President and             Treasurer/Controller
     Chief Compliance Officer
                                    Priscilla Hechler
     Debra C. Cubero                Assistant Vice President anistant Secretary
     Vice President

     Emily Bates                    Thomas Pierpan
     Assistant Treasurer            Assistant Vice President anistant Secretary

     Clifton Flenniken              Darin D. Smith
     Assistant Treasurer            Assistant Vice President anistant Secretary

     The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

     Commissions and Other Compensation Received by Principal Underwriter.
     ---------------------------------------------------------------------

     AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 1998, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

     AFSG Securities Corporation serves as the principal underwriter for the PFL Endeavor VA Separate Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Wright Variable Annuity Account and the AUSA Endeavor Variable Annuity Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc. AFSG Securities Corporation also serves as principal underwriter for Separate Account I, Separate Account II, Separate Account IV and Separate Account V of Peoples Benefit Life Insurance Company, and for Separate Account B and Separate Account C of AUSA Life Insurance Company, Inc.

     Item 30. Location of Accounts and Records

     The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

     Item 31. Management Services.

     All management Contracts are discussed in Part A or Part B.

     Item 32. Undertakings

     (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

     (b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

     (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

     (d) PFL Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its
behalf, in the City of Cedar Rapids and State of Iowa, on this   19th   day of
                                                                ------
July, 1999.


                                   PFL RETIREMENT BUILDER
                                   VARIABLE ANNUITY ACCOUNT

                                   PFL LIFE INSURANCE COMPANY
                                   Depositor

                                   /s/ William L. Busler            *
                                   --------------------------------
                                   William L. Busler
                                   President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.


Signatures                      Title                    Date
----------                      -----                    ----

/s/ Patrick S. Baird      *     Director                 July  19/th/ , 1999
------------------------                                       ------
Patrick S. Baird

/s/ Craig D. Vermie             Director                 July  19/th/ , 1999
------------------------                                       ------
Craig D. Vermie

/s/ William L. Busler     *     Director                 July  19/th/ , 1999
------------------------                                       ------
William L. Busler         (Principal Executive Officer)

/s/ Larry N. Norman       *     Director                 July  19/th/ , 1999
------------------------                                       ------
Larry N. Norman

/s/ Douglas C. Kolsrud    *     Director                 July  19/th/ , 1999
------------------------                                       ------
Douglas C. Kolsrud

/s/ Robert J. Kontz       *     Vice President and       July  19/th/ , 1999
------------------------                                       ------
Robert J. Kontz                 Corporate Controller

/s/ Brenda K. Clancy      *     Treasurer                July  19/th/ , 1999
------------------------                                       ------
Brenda K. Clancy

*    By Craig D. Vermie, attorney in-fact.

                                                                REGISTRATION NO.
                                                                       333-78743



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                _______________

                                   EXHIBITS

                                      TO

                                   FORM N-4

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                            THE ONE INCOME ANNUITY

                                _______________

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT NO.     Description of Exhibit                 Page No.*
-----------     ----------------------                 ---------

(8)(a)          Participation Agreement

(10)(a)         Consent of Independent Auditors



------------------------------------
* Page numbers included only in manually executed original.